Form 10-K405, Exhibit 13
period 1995-03-31
MICROCOM INC
filed 1995-06-29
CIK 795571

                                                                    Exhibit 13.0

                                 [FRONT COVER]



                       EXTENDING THE HEART OF THE NETWORK






                                 PHOTO COLLAGE







                                   MICROCOM

                                ANNUAL REPORT 1995

CORPORATE FOCUS

Microcom's strategy is to continue to be a leading provider of remote network access solutions and to capitalize on the emerging trends in this market. The key components of this strategy include a continued focus on the remote network access market, maintaining technology leadership, leveraging our existing customer base, developing and expanding our strategic relationships, and expanding our worldwide distribution. With more and more people needing to access information on the Internet, on-line services and corporate networks, the demand for fast, reliable and secure solutions is on the rise. While most companies only provide one end of the remote network access solution, Microcom provides both ends -- from the central site to the remote site. Microcom's broad product line addresses the needs of the central site network manager and the remote user accessing central site information, hence extending the heart of the network.

QUARTERLY FINANCIAL SUMMARY

                                  [BAR CHART]
                                    REVENUE
                            (in millions of dollars)
                                  6/93 - 3/95

                                  [BAR CHART]
                                  GROSS PROFIT
                            (in millions of dollars)
                                  6/93 - 3/95

                                  [BAR CHART]
                               EARNINGS PER SHARE
                                  (in dollars)
                                  6/94 - 3/95

                                  [BAR CHART]
                             INCOME FROM OPERATIONS
                            (in millions of dollars)
                                  6/94 - 3/95

                                  [BAR CHART]
                                   NET INCOME
                            (in millions of dollars)
                                  6/94 - 3/95

                              TO OUR SHAREHOLDERS:

         Fiscal year 1995 was an outstanding year for Microcom. The Company achieved record revenues of $93.1 million, a 65 percent increase over the prior year, and sustained eight consecutive quarters of increased revenue and gross profit expansion. This performance, along with the continued delivery of award-winning products, new technologies, distribution partnerships, strong international growth, and expanded market opportunities resulted in a doubling of the market value of Microcom stock from $5.75 to $11.34 per share over the course of the fiscal year.

[PHOTO] Roland D. Pampel, President and Chief Executive Officer (Left), with
        James M. Dow, Chairman of the Board

         The theme of this annual report, "Extending the Heart of the Network," was certainly true of Microcom in fiscal year 1995 -- in fact, in many respects, it was the key to our success. We expended significant corporate resources on improving the quality of our products and support to meet or exceed our customers, resellers, and distributors expectations. We aggressively pursued and concluded technology acquisitions to complement our internal development capabilities while providing immediate access to emerging technologies important to future growth. New distribution partnerships in a number of countries contributed substantially to the 115 percent growth of our international business, which accounted for 28 percent of our total revenue in fiscal year 1995 versus 22 percent in the prior year.

         Microcom has continually led the industry in developing innovative products in response to customer requirements. Our goal is to continue to be a worldwide leader in providing remote network access solutions that help customers extend the heart of their networks to the exploding number of mobile users and telecommuters dialing into corporate networks and accessing on-line services and the Internet.

         Microcom has installed more than 12,000 chassis and approximately 250,000 ports of our HDMS(TM) (High Density Management System(TM)), a remote dial-up access management system for central site mainframe access, remote LAN (local area network) access, and on-line service and Internet access. In addition to offering the lowest price-per-port solution, HDMS's comprehensive network management, robust security, superior reliability, and unparalleled reporting capabilities uniquely position the product to capitalize on the boom in on-line services. In fiscal year 1995, HDMS sales comprised approximately 40 percent Roland D. Pampel, President and Chief Executive Officer (Left), with James M. Dow, Chairman of the Board of Microcom's product revenue. Major sales included two of the leading telecommunications providers in the United States and the PTTs in the Netherlands and in Israel. We added T1 and V.34 communications standards to the product and will continue to enhance and market HDMS in the future.

         Our LANexpress(TM) product, a fully integrated remote LAN access solution that began shipping in early 1994, continues to be recognized by industry experts as a leadership product in terms of performance, ease-of-use, and manageability. LAN Times noted that "for an all-in-one remote node, remote control package, Microcom's LANexpress server is hard to beat." At the Invex Computer Fair in the Czech Republic, LANexpress was awarded the "Crystal Disk" for outstanding technology.

         Less than a year after initial market introduction, we expanded LANexpress into a family of products providing a range of flexible solutions for workgroups, departments, and the enterprise. At the same time, we signed distribution agreements with three of the leading U.S. national distributors:
Tech Data Corp., Merisel Inc., and Ingram Micro Inc. In addition, we obtained certification for sale of the product line in more than 20 countries on six continents.

         International Data Corporation (IDC) has predicted that the market for remote LAN access servers will grow from $400 million in 1994 to more than $1 billion by 1998. We are continuing to invest in the technical superiority and global distribution of LANexpress in order to take advantage of this market opportunity.

         While our strategy focuses on central site products such as HDMS and LANexpress, Microcom continues to deliver a comprehensive set of remote products and technologies that allow customers to build end-to-end remote network access solutions. Microcom's remote products and technologies include Carbon Copy(TM) remote control PC access software, a family of high-speed 28.8 Kbps modem products and transmission protocols, and ISDN (Integrated Services Digital Network) products and technology.

         With more than one million unit shipments, Microcom's Carbon Copy remains one of the best selling remote control PC access software packages worldwide. In the past fiscal year, we made Carbon Copy available to even more international users by delivering localized versions in Japan, Germany, France, Spain, Portugal, and the Czech Republic. In the United States, we established an OEM (original equipment manufacturer) partnership with Artisoft who is selling Carbon Copy as part of their LANtastic Utility Pack for the burgeoning small office/home office market.

         Just recently, we launched the new Carbon Copy for Windows, Version 3.0, which added numerous new features, including unsurpassed remote control and file transfer speeds, outstanding ease of installation, Windows 95 support and multi-level security. The new features will expand the opportunities for Carbon Copy into growing markets such as document transmission, remote diagnostics and equipment control, collaboration, automated data collection, remote professional services, and remote training.

         Microcom's high-speed modems continue to set the standard for technical excellence and price/performance leadership. In June 1994, the Company introduced the TravelCard(TM) FAST, the industry's first 28.8 Kbps PCMCIA credit-card sized modem. This modem incorporates Microcom's Advanced Parallel Technology(TM) (APT(TM)) which takes advantage of the PC's parallel port capability to overcome the serial port bottleneck that occurs in high-speed communications in Windows environments. We also worked extensively with Rockwell International, the manufacturer of the modem's data pump, to ensure the highest quality, connectability, and interoperability with other modem brands. The TravelCard FAST, along with the DeskPorte(TM) FAST desktop version, received numerous industry awards, including recognition from PC Computing, Computer Life, PC LapTop, and Windows Sources.

                                   [PHOTO 1]
                               MICROCOM HDMS PLUS

                                   [PHOTO 2]
                                LAN EXPRESS 4000

                                   [PHOTO 3]
                            MICROCOM CARBON COPY BOX

         At the end of 1994, we began converting our 28.8 Kbps V.FC modems to the newly established V.34 international standard. By the end of March, 1995, we had converted virtually the entire product line to the standard in the U.S. as well as internationally.

         Over the years, Microcom has developed several innovative technologies that the Company has licensed to other data communications suppliers. In late 1994, we teamed with Rockwell to announce MNP(R) (Microcom Networking Protocol(TM)) 10EC, an enhanced version of MNP 10, the de facto industry standard for transmitting data over adverse lines and cellular networks. We have also licensed our Advanced Parallel Technology to Microsoft Corporation for inclusion in Windows 95.

         ISDN technology allows the integration of voice and data transmission over a single digital line at speeds up to 128 Kbps. Widely available in international markets for several years, ISDN service is now becoming more available in the U.S., particularly for use in remote network access applications. Given Microcom's objective to continue to be a leader in remote network access technology, we believe that ISDN is a key technology for future revenue growth. Within the past six months, we acquired two ISDN companies which has given us immediate access to this technology.

         The acquisition of Extension Technology Corporation (ETC) brings to Microcom key ISDN intellectual property, patents, and expertise that are adaptable to our LANexpress and HDMS products. The second acquisition was for the SoLIS ISDN product line of a German subsidiary of Electronic Data Systems
(EDS). SoLIS is highly regarded as a leading edge technology with a significant installed base in larger corporations throughout Europe.

         In conjunction with the acquisition of SoLIS, Microcom formed a new subsidiary in Germany, Microcom GmbH, which now has worldwide development and product support responsibilities for Microcom's ISDN products. We believe that centralizing development functions on the continent will expedite the delivery of quality products to the marketplace.

         In fiscal 1995, Microcom also invested heavily in expanding international channels of distribution. In Scandinavia, we established a joint venture between our Swedish, Norwegian, and Danish distributors. In Eastern Europe, we entered into distribution agreements in the emerging markets of the Czech Republic and Poland. In the United Kingdom, we experienced very strong demand for LANexpress due to the technological expertise and excellent relationships that Tricom, our distribution partner, has with large U.K.-based organizations.

         In the Pacific Rim, we signed a major distribution agreement with Sydney, Australia-based Banksia, a leading modem manufacturer, who will market Microcom's entire modem line and HDMS in that country. We expanded distribution in Japan by providing localized versions of Carbon Copy for Windows and LANexpress; while HDMS and modem sales to Internet access providers were also strong. Our partnership with Datacraft Asia Ltd., based in Singapore, expanded our sales in Hong Kong and Singapore.

                                   [PHOTO 4]
                             TRAVEL CARD FAST 28.8

                                   [PHOTO 5]
                                 COMPUTER BOARD

         Finally, we expanded our presence in the Middle East, South Africa, and in South America through a series of new distribution agreements.

         Before beginning fiscal year 1996 we established a set of corporate goals to leverage our success in the past year, to improve our ability to compete in a highly competitive marketplace, and to sustain quarterly revenue and earnings growth. We will continue to focus on quality improvements and in exceeding our customers' and partners' expectations. Product innovation, price/performance leadership, further OEM and strategic partnerships, and expanded technology licensing will help us meet our financial and market objectives. In the U.S., we will focus sales on the Corporate 2000 while expanding our value-added reseller channel. In other countries, we will strive to increase the productivity of our existing distribution while adding new partners to key stategic markets.

         On May 19, 1995, the Company announced a secondary public stock offering of 3,200,00 shares of its common stock, the proceeds of which will be used for repayment of indebtedness, working capital and other general corporate purposes. We're extremely excited about the offering, the opportunity to disseminate Microcom's success story and the resulting working capital that will be necessary to continue our growth.

         Microcom made tremendous progress in fiscal year 1995 thanks to the dedication and hard work of our talented employees and to the support of our customers, distribution partners, vendors, and stockholders. We believe that the strategic course set one year ago is the right direction for Microcom and we are focused on improving our execution of the strategy. Our performance in fiscal year 1995 makes us confident that the new fiscal year will demonstrate continued growth in revenue and earnings.

Sincerely,

/s/ Roland D. Pampel                                   /s/James M. Dow
- -------------------------------------                  ---------------------
Roland D. Pampel                                       James M. Dow

President and Chief Executive Officer                  Chairman of the Board

                  MICROCOM. EXTENDING THE HEART OF THE NETWORK.

Information superhighway, cyberspace, worldwide web, electronic shopping malls, net surfing, virtual offices. Hardly a day goes by without hearing one of these terms. For computer enthusiasts, it's easy to get caught up in the technobabble, but for others, it is baffling, even daunting, and seems to bear little relevance to daily life.

         The world is rapidly changing, however. More and more people are getting connected at work, at home, and on the road. This past year has witnessed an explosion in the number of people subscribing to on-line services such as America Online, Prodigy, and CompuServe and connecting to the Internet. Organizations of all sizes are racing to connect remote users to central site corporate information resources. Information is power and timely access to information is a competitive advantage.

         According to International Data Corporation, there is a paradigm shift occurring with profound implications for business and society. While in the past ten years, the use of computers focused on improving individual and internal productivity, in the coming information highway era, computers will be used to look outward, building mass market connections between businesses and consumers, governments and their citizens.

REMOTE SITE

Microcom is an industry leader in delivering powerful and easy-to-use products for remote users connecting to the Internet, on-line services, and departmental and enterprise networks.

         Microcom is a company delivering the enabling technology for this new era. Over the years Microcom has developed highly innovative products that provide superior end-to-end remote network access solutions. Central site products, including HDMS (High Density Management System) and LANexpress, offer outstanding reliability, unparalleled performance, robust security, and comprehensive management capabilities. As you will see in the following pages, customers such as Sprint Corporation, the United States Department of Labor, and Bezeq (Israeli PTT) depend on these Microcom products to provide vital services to the public and private sectors.

          Microcom's extensive line of 28.8 Kbps modems has received numerous industry awards in recognition of their technological excellence. Carbon Copy for Windows remote control PC access software features an easy-to-use graphical user interface, remote control, and top file transfer speed. Millions of customers use these products to remotely access and share information globally.

         As remote network access technology becomes more widespread, the quality of vendor support assumes greater importance. Microcom is focused on achieving the highest levels of customer satisfaction. In each of the following application profiles, Microcom received and responded to considerable feedback from the customer. Extending the heart of the network is a considerable undertaking. With leading-edge products and a dedicated support organization, Microcom is ready to help customers enter the information highway era.

                           SPRINT CORPORATION (HDMS)

                                     [LOGO]

         Sprint Corporation, one of the largest U.S.-based telecommunications service providers, has utilized Microcom's High Density Management System (HDMS) and dial-up access systems for nearly a decade to enable connectivity to Sprint's X.25 public data network (PDN). Spanning almost 500 U.S. cities, the Sprint PDN supports business applications for customers ranging from financial services firms and large retail operations to manufacturing companies and on-line service providers -- in short, any organization that has a local branch office or remote user who wants to dial into a database via a public data network.

         The explosive growth of the on-line services industry is driving rapid expansion of the Sprint public network. "In 1994, we expanded the network port counts by a factor of three, and we expect the number to increase substantially in 1995," Jim Greenberg, director of Sprint Data Services Engineering in Reston, Virginia.

         Designing and maintaining such a vast and rapidly growing network is a constant yet exciting challenge. Sprint's customers require reliable and fast access at competitive prices. Complicating the situation is the fact that Sprint must support interoperability among the dozens of different modem types now available in the marketplace.

         To help meet these challenges, Sprint currently relies on a large number of Microcom HDMS (High Density Management System) dial-up access management systems equipped with 28.8 Kbps modem modules. Says Greenberg, "The beauty of our network is that throughput is very fast. We are unique in that we have designed the network and tuned our modems to handle the gamut of on-line service applications from simple chat sessions to large graphic downloads."

         In addition to the delivery of high-speed products, Greenberg appreciates Microcom's efforts in ensuring interoperability with a wide variety of other manufacturers' modems. He also values HDMS' network management capabilities. Microcom developed an alarm feed into the customized network management system that Sprint uses to manage its public data network.

         In the end, Greenberg is proud that Sprint is on the forefront of helping customers access the information superhighway. Microcom is pleased to be working with Sprint to provide high-quality communications services.


                                   [PHOTO 6]
                                SPRINT BUILDING

                 UNITED STATES DEPARTMENT OF LABOR (LANEXPRESS)

                           [DEPARTMENT OF LABOR SEAL]

         The U.S. Department of Labor (DOL) is reinventing government through the use of remote network access technology. In the summer of 1994, the DOL began a nationwide rollout of Microcom's LANexpress remote LAN access system to improve communications and efficiency of more than 12 regional offices and 200 field offices responsible for enforcing Wage Hour and Federal Contract Compliance standards that ensure the economic well-being of American workers.

         According to Steve Cohen, nationwide network manager for the DOL's Employment Standards Administration (ESA) networks and telecommunications, prior to installing LANexpress, DOL field investigators expended considerable time, effort, and expense sending multiple documents via fax or mail between field and regional offices. LANexpress has improved efficiency and reduced costs by providing immediate access to electronic mail, procedural information, and legislative acts, needed by wage and contracts inspectors who enforce departmental policies while on the road. DOL/ESA is also currently working on establishing an Internet gateway connection that will provide external users access to relevant public documents and will serve as an electronic mail gateway for the general public.

         The DOL has worked closely with Microcom to customize LANexpress in order to address the computing needs of its remote employees. A standard platform and user interface were developed in order to minimize training and support requirements and to ensure ease of installation and use.

         The DOL's investment in remote LAN access technology recently helped the Office of Workers' Compensation Programs (OWCP) provide assistance to the victims of the Oklahoma City bombing. Within one day of the disaster, four DOL volunteers from a regional office in Dallas established a virtual office in Oklahoma City utilizing notebook PCs equipped with LANexpress software. The volunteers were able to open case files quickly and access information remotely to expedite insurance claims.

         Based on its initial success with LANexpress, the Department of Labor is planning to expand deployment to other DOL divisions.

                                   [PHOTO 7]
                          DEPARTMENT OF LABOR BUILDING

                            BEZEQ (HDMS AND MODEMS]

Public telephone companies throughout the world, commonly known as PTTs, rely on Microcom remote network access products to provide a variety of services to the public and private sectors in their respective countries. Bezeq, the Israeli PTT, began utilizing Microcom's HDMS dial-up access management systems and 28.8 Kbps modems in mid-1994 in support of two major network products.

         ISRANET is a large packet switching network spanning thirty sites in Israel. The network provides three types of services to its customers: dial-up access to an X.25/X.32 network, access to commercial on-line services, and customer-to-customer connectivity. According to David Rehana, head of the packet switching system in Bezeq's data communications section, "ISRANET is growing rapidly in response to increasing customer demand for network access services. It will probably double in size over the next year. In particular, we are experiencing increased demand for our Frame Relay service which provides customers cost-effective switched network access."

         The second project, SIFRANET, provides leased line network access via
28.8 Kbps analog modems. To date, the two projects combined have widely deployed HDMS chassis with more than 1,500 28.8 Kbps integrated modem modules.

         Rehana says that Bezeq selected Microcom products based on their superior price/performance and management capabilities. "As a government agency, our mandate is to deliver high-quality services at the best possible prices. After evaluating a number of products, we concluded that Microcom products could help us fulfill our mission. One year later, we are pleased with our selection."

         In 1996 Bezeq plans to offer dial-in service for Frame Relay access. Microcom's HDMS will be an important component of the service, enabling throughput rates up to 115.2 Kbps with compression. "We need to be on the cutting edge of technology to be responsive to our customers," says Rehana. "We therefore rely on suppliers, such as Microcom, to keep pace with our business and technical requirements."

TABLE OF CONTENTS

                                                                           PAGE

FIVE-YEAR SUMMARY OF OPERATIONS                                               12

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS                              13

CONSOLIDATED STATEMENTS OF OPERATIONS                                         16

CONSOLIDATED BALANCE SHEETS                                                   17

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                               18

CONSOLIDATED STATEMENTS OF CASH FLOWS                                         19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    20

SELECTED QUARTERLY DATA                                                       27

REPORT OF MANAGEMENT                                                          28

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      28

CORPORATE INFORMATION                                          INSIDE BACK COVER

FIVE YEAR SUMMARY OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                        Year Ended March 31,
Consolidated Statement of Operations Data                     1995       1994     1993      1992     1991
                                                           ----------------------------------------------
Net sales.............................................     $93,106    $56,464  $69,435   $73,906  $55,401
Gross margin..........................................      41,784     27,392   36,303    41,804   27,445
Income (loss) from operations.........................       7,517    (10,416)  (6,902)    4,205  (33,434)
Net income (loss).....................................       5,761    (10,913) (10,694)    3,431  (28,744)
Net income (loss) per share...........................         .49      (1.09)   (1.11)      .34    (3.16)
Weighted average number of shares outstanding.........      11,805     10,041    9,644    10,002    9,083

No cash dividends have been declared or paid by the Company in any of the periods presented. Fiscal 1994 and 1993 results have been effected by the disposition of certain product lines and restructuring costs. For further discussion of dispositions and restructuring costs, see "Notes to the Consolidated Financial Statements" on pages 20-26.

                                                                           As of March 31,
                                                             1995       1994     1993      1992     1991
                                                          ----------------------------------------------
Working capital......................................     $17,732    $13,957  $20,829   $29,221  $25,221
Total assets.........................................      57,788     38,453   45,853    52,957   52,281
Long-term portion of capitalized leases..............         122        450      762       649      815
Total stockholders' equity...........................      35,282     26,231   36,520    46,042   40,141

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1995 COMPARED TO FISCAL 1994

NET SALES

In fiscal 1995, net sales increased by $36,642,000, or 65%, from fiscal 1994. The increase was primarily attributable to increased sales of central site remote network access products, particularly HDMS. A significant portion of HDMS sales were made to Sprint, which accounted for 24% and 13% of net sales in fiscal 1995 and 1994, respectively. The increase in net sales was also attributable to increased sales of 28.8 Kbps modems which were not available until the third quarter of fiscal 1994. The LANexpress product line also contributed to the increase in net sales. These increases were offset in part by a decrease in sales of the Company's bridge/router products, with respect to which the Company discontinued development and marketing efforts in fiscal 1994, and a decline in Carbon Copy software sales, which resulted from the success of competitive products. International sales were $26,549,000 in fiscal 1995, representing 28% of net sales, as compared to $12,358,000 in fiscal 1994, or 22% of net sales. The increase in fiscal 1995 international sales was primarily due to increased HDMS and modem sales.

GROSS MARGIN

Gross margin as a percentage of net sales was 45% for fiscal 1995 as compared to 49% for fiscal 1994. The decrease was primarily due to a decrease in the selling price of the Company's modems due to competitive pressures and a decrease in sales of its higher margin Carbon Copy software.

RESEARCH AND DEVELOPMENT

Research and development costs in fiscal 1995 were $10,250,000 as compared to $8,959,000 in fiscal 1994. As a percentage of net sales, research and development expenses decreased to 11% in 1995 from 16% in the prior fiscal year. Although research and development expenses decreased as a percentage of net sales, the total dollar amount increased by $1,291,000, principally as a result of increased consulting and contract professional fees relating to continued product development.

SALES AND MARKETING

In fiscal 1995, sales and marketing expenses increased by $3,662,000, or 23%, over fiscal 1994 due to increased variable selling expenses resulting from increased net sales. As a percentage of net sales, sales and marketing expenses decreased to 21% in fiscal 1995 from 28% in the prior fiscal year as net sales increased at a higher rate than sales and marketing expenses.

GENERAL AND ADMINISTRATIVE

In fiscal 1995, general and administrative expenses were $4,747,000 or 5% of net sales, as compared to $5,366,000, or 9% of net sales, in the prior fiscal year. The decrease in such expenses as a percentage of net sales was the result of the Company's reduction in general and administrative personnel together with the increase in net sales for the year.

INTEREST INCOME AND EXPENSE

Interest income increased in fiscal 1995 by $25,000 to $67,000 and interest and other expense increased by $429,000 to $807,000. The increase in interest income was due to interest earned on certain loans to officers of the Company. The increase in interest and other expense was primarily a result of interest paid on increased borrowings under the Company's revolving credit facility.

INCOME TAXES

The Company's effective tax rate was 15% for fiscal 1995. The difference between the statutory rate and the effective tax rate reflects the utilization of a portion of the Company's net operating loss carry forwards. At March 31, 1995, the Company had available $21,509,000 in net operating loss carry forwards, which may be used to offset future taxable income, and $3,959,000 in research and development credit carry forwards, which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

For the reasons stated above, net income for fiscal 1995 was $5,761,000 as compared to a net loss of $10,913,000 for fiscal 1994, and net income per share for fiscal 1995 was $.49 as compared to a net loss per share of $1.09 for fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

NET SALES

In fiscal 1994, net sales decreased by $12,971,000, or 19%, from fiscal 1993. The decrease in net sales was a result of the decline in demand for the Company's modem and bridge/router products in the first and second quarters of fiscal 1994 combined with reduced software revenues resulting from the disposition of the Company's Relay and Virex software product lines during fiscal 1993. The decline in demand for the Company's modems was due to increased competition in the modem market. International sales were $12,358,000 in fiscal 1994, representing 22% of net sales, as compared to $14,696,000 in fiscal 1993, or 21% of net sales. The decrease in fiscal 1994 international sales was primarily due to lower modem sales in Europe and the disposition of the software product lines in fiscal 1993.

GROSS MARGIN

Gross margin as a percentage of net sales was 49% for fiscal 1994 as compared to 52% for fiscal 1993. The decrease was primarily due to a decrease in the selling price of the Company's modems and an overall decrease of higher margin software sales as a result of the software product line dispositions in fiscal 1993.

RESEARCH AND DEVELOPMENT

Research and development costs in fiscal 1994 were $8,959,000 as compared to $12,483,000 in fiscal 1993. As a percentage of net sales, research and development expenses decreased to 16% in fiscal 1994 from 18% in the prior fiscal year. The decrease resulted from decreased research and development activity and a corresponding reduction in personnel.

SALES AND MARKETING

In fiscal 1994, sales and marketing expenses decreased $5,307,000, or 25%, from fiscal 1993. As a percentage of net sales, sales and marketing expenses decreased to 28% in fiscal 1994 as compared to 30% in the prior fiscal year. The decrease was primarily due to the Company's restructuring of its domestic sales force at the beginning of the second quarter of fiscal 1994. This restructuring resulted in a reduction of headcount and related personnel expenses, and a decrease in marketing program spending.

GENERAL AND ADMINISTRATIVE

In fiscal 1994, general and administrative expenses were $5,366,000, or 10% of net sales, as compared to $5,539,000, or 8% of net sales, in the prior fiscal year. The increase, as a percentage of net sales, was the result of a decline in the Company's net sales in fiscal 1994.

RESTRUCTURING AND OTHER COSTS

During fiscal 1994, the Company incurred $7,875,000 in restructuring and other costs. Of such amount, $6,500,000 was incurred in the first quarter of fiscal 1994 and related primarily to (i) a 12% workforce reduction, mostly in the areas of sales and marketing, and general and administrative, resulting in a charge of $870,000, (ii) the direct costs effecting the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan in the amount of $3,275,000 and (iii) the disposition of Company's Client Server Technologies Group, which developed and marketed the LANlord product line, which resulted in a charge of $1,850,000. Restructuring and other costs accrued in the first quarter of fiscal 1994 were realized as follows:
$3,400,000, $1,900,000 and $1,200,000 in the second, third and fourth quarters, respectively. The balance of the restructuring charges, $1,375,000, was incurred in the fourth quarter of fiscal 1994 and related primarily to the closing of the Company's manufacturing facility in Puerto Rico, certain executive severance costs, and the direct costs associated with the consolidation of the Company's shipping locations. Restructuring charges accrued in the fourth quarter of fiscal 1994 were realized as follows: $448,000, $581,000, $242,000 and $104,000 in the first, second, third and fourth quarters of fiscal 1995, respectively. During fiscal 1993, the Company incurred a $4,268,000 restructuring charge, a substantial portion of which related to the write-off of certain assets and estimated costs in connection with the disposition of the Company's Relay software product line. Additionally, the 1993 restructuring charge reflected the costs associated with the Company's reduction of its worldwide workforce by approximately 15%, primarily in the areas of research and development and general and administrative, and the elimination of certain assets and excess facilities.

INTEREST INCOME AND EXPENSE

Interest income decreased in fiscal 1994 by $46,000 to $42,000 and interest and other expense increased by $193,000 to $378,000. The decrease in interest income was due to lower average cash balances and a decline in prevailing interest rates. The increase in interest and other expense was primarily a result of foreign exchange hedging costs associated with the foreign exchange contracts on foreign currency receivables ($108,000), and the loss recognized on the sale of certain fixed assets no longer utilized by the Company ($30,000).

INCOME TAXES

The Company did not record a benefit for income taxes in fiscal 1994 due to the uncertainty in being able to utilize its net operating loss carry forwards. The Company did record a provision of $161,000 for income taxes relating to its subsidiary located in Hong Kong.

NET LOSS AND NET LOSS PER SHARE

For the reasons stated above, net loss for fiscal 1994 was $10,913,000 as compared to a net loss of $10,694,000 for fiscal 1993 and net loss per share for fiscal 1994 was $1.09 compared to a net loss per share of $1.11 for fiscal 1993.

RECENT ACQUISITIONS AND DISPOSITION OF PRODUCT LINES

On March 31, 1995, the Company acquired certain assets of mbp Softwareentwicklungsgesellschaft mbH ("mbp") for an aggregate purchase price of 2,350,000 Deutschemarks (approximately $1,716,000). In addition, the Company will pay mbp royalties for the five year period ending March 31, 2000 based on the net sales and earnings attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The assets purchased by the Company from mbp were utilized in the business of developing, procuring, marketing, distributing, selling and supporting ISDN products. The Company has formed a wholly owned subsidiary, Microcom GmbH, and with the acquired assets will operate the business in Germany.

On January 5, 1995, the Company acquired Extension Technology Corp. ("ETC") in a merger pursuant to which ETC became a wholly owned subsidiary of the Company. In connection with the merger, the shareholders of ETC received an aggregate of 114,980 shares of the Company's Common Stock. The merger has been accounted for as a purchase with a total purchase price of approximately $2,104,000. ETC was engaged in product development and market research in the area of remote connectivity to LANs utilizing ISDN technology.

On December 31, 1993, the Company sold substantially all of the assets relating to its Client Server Technologies Group which developed, marketed and distributed the LANlord product. The consideration received consisted of approximately $1,380,000 in cash and the assumption by the purchaser of certain liabilities of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and equivalents decreased by $4,479,000 during fiscal 1995 to $863,000. Net cash used in operating activities was $8,449,000 in fiscal 1995, as compared to $1,848,000 used in operating activities in fiscal 1994. The decrease in cash and equivalents was primarily due to the Company's substantial net sales growth in fiscal 1995 which required an additional investment in inventory and resulted in a corresponding increase in accounts receivable. Accounts receivable increased from $13,282,000 at March 31, 1994 to $22,183,000 at March 31, 1995. Cash flows from investing activities in fiscal 1995 included continued investments in software development costs of $4,922,000, costs associated with purchases of property and equipment in the amount of $2,567,000 and the purchase of assets from mbp in the amount of $1,716,000.

The Company's cash and equivalents decreased by $3,766,000 during fiscal 1994 to $5,342,000. Net cash used in operating activities was $1,848,000 in fiscal 1994, as compared to $6,427,000 provid ed by operating activities in fiscal 1993. The decrease in cash and equivalents was primarily due to the Company's loss from operations in fiscal 1994. Cash flows from investing activities in fiscal 1994 included proceeds of $1,000,000 from the disposition of the Company's Client Server Technologies Group which was offset by capitalized software and development costs of $3,352,000 and costs associated with purchases of property and equipment in the amount of $1,003,000.

The Company's cash and equivalents increased by $3,499,000 during fiscal 1993 to $9,108,000. The $6,427,000 in net cash provided by operating activities was offset by $3,890,000 in net cash used in investing activities. Cash flows from investing activities included proceeds of $3,052,000 from the disposition of the Utilities and Relay product lines which was offset by $3,776,000 in capitalized software and development costs, $1,851,000 in costs associated with the acquisition of certain assets in connection with the disposition of the Company's Utilities product line and additional costs related to the acquisition of the Client Server Technologies Group and $1,315,000 in costs associated with purchases of property and equipment.

At March 31, 1995, the Company had a bank revolving credit facility which allowed the Company to borrow up to an amount (the "Maximum Borrowing Amount") equal to the lesser of (i) $16,000,000 or (ii) an amount based on the Company's eligible accounts receivable and inventory. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit and bankers' acceptances and by a percentage of the Company's exposure under foreign currency exchange contracts. Interest on borrowings is at the banks' prime rate (9% at March 31, 1995) plus 2%. At March 31, 1995, the Company had letters of credit of $2,619,000, bankers' acceptances of $195,000 and borrowings under the credit facility of $12,020,000. The portion of foreign exchange contracts which reduce the availability of the borrowings under the credit facility at March 31, 1995 was $78,000. The remaining amount available to borrow under the credit facility at March 31, 1995 was $1,088,000. Under the terms of the credit facility, which expires in March 1996 and is secured by substantially all of the Company's assets, the Company is required to comply with certain covenants, including maintaining minimum levels of profitability, tangible net worth and liquidity and not exceeding specified debt to net worth ratios. The terms of the credit facility also prohibit the Company from paying cash dividends. At March 31, 1995, the Company was in compliance with all covenants.

Since its inception, the Company has met its liquidity requirements through cash provided by operations, public and private stock offerings, short-term borrowings from banks, lease arrangements for facilities and equipment and dispositions of product lines. The Company believes that the proceeds the Company receives from a secondary public offering announced on May 19, 1995, together with its cash and equivalents, credit facility availability and cash provided by operations, will be adequate to fund the Company's operations through fiscal 1997.

FOREIGN CURRENCY HEDGING

To date, all of the Company's transactions (including customer sales and purchases from vendors) have been denominated in U.S. dollars, except for an immaterial amount of customer sales denominated in U.K. pounds sterling. The Company has hedged the currency risk associated with these foreign sales by entering into forward contracts. The gains or losses on such contracts are deferred until the contracts are settled and are then recognized as other income or expense. The Company had $153,000 and $407,000 in foreign currency contracts at March 31, 1995 and 1994, respectively. The Company had no material unrealized gains or losses on these contracts.

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            Year Ended March 31,
                                                                          1995       1994        1993
                                                                       ------------------------------
Net sales (Notes 1, 12 and 13)................................         $93,106   $ 56,464    $ 69,435
Cost of sales.................................................          51,322     29,072      33,132
                                                                       -------   --------    --------
Gross margin..................................................          41,784     27,392      36,303
                                                                       -------   --------    --------

Operating expenses:

   Research and development (Notes 1 and 8)...................          10,250      8,959      12,483
   Sales and marketing........................................          19,270     15,608      20,915
   General and administrative.................................           4,747      5,366       5,539
   Restructuring and other costs (Note 2).....................              --      7,875       4,268
                                                                       -------   --------    --------
     Total operating expenses.................................          34,267     37,808      43,205
                                                                       -------   --------    --------

Income (loss) from operations.................................           7,517    (10,416)     (6,902)
Settlement costs..............................................              --         --      (3,200)
Interest income...............................................              67         42          88
Interest and other expense, net...............................            (807)      (378)       (185)
                                                                       -------   --------    --------
Income (loss) before income taxes.............................           6,777    (10,752)    (10,199)
Provision for income taxes (Note 14)..........................           1,016        161         495
                                                                       -------   --------    --------
Net income (loss).............................................       $   5,761   $(10,913)   $(10,694)
                                                                     =========   ========    ========
Net income (loss) per share (Note 1)..........................            $.49   $  (1.09)   $  (1.11)
                                                                     =========   ========    ========
Weighted average number of shares outstanding.................          11,805     10,041       9,644
                                                                     =========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)

                                                                                                                    March 31,
                                            ASSETS                                                            1995          1994
                                                                                                            ----------------------
Current assets:

   Cash and equivalents (Note 1)......................................................................      $    863      $  5,342
   Accounts receivable, less reserves for doubtful accounts
    of $250 and $246 at March 31, 1995 and 1994, respectively .........................................       22,183        13,282
   Inventories (Notes 1 and 6) ........................................................................       16,248         5,975
   Prepaid expenses and other current assets ..........................................................          822         1,130
                                                                                                            --------      --------
       Total current assets ...........................................................................       40,116        25,729

Property and equipment, net (Notes 1 and 6) ...........................................................        5,683         5,357

Other assets, net (Notes 1,  6 and 8) .................................................................       11,989         7,367
                                                                                                            --------      --------
                                                                                                            $ 57,788      $ 38,453
                                                                                                            ========      ========

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

   Current portion of capitalized leases and short-term debt (Notes 9 and 10) .........................     $ 12,543      $    853
   Accounts payable ...................................................................................        6,923         7,999
   Accrued restructuring costs (Note 2) ...............................................................         --           1,492
   Accrued expenses (Note 6) ..........................................................................        2,428         1,353
   Income taxes payable (Note 14) .....................................................................          490            75
                                                                                                            --------      --------
       Total current liabilities ......................................................................       22,384        11,772
                                                                                                            --------      --------

Long-term portion of capitalized leases (Note 9) ......................................................          122           450
                                                                                                            --------      --------

Commitments and contingencies (Note 5)

Stockholders' equity (Note 11):

   Common stock, $.01 par value, authorized - 30,000 shares, issued - 12,088
    and 11,442 shares at March 31, 1995 and 1994, respectively ........................................          121           114
   Capital in excess of par value .....................................................................       61,223        58,504
   Stock loans - related parties ......................................................................       (1,942)       (1,612)
   Unrealized loss on marketable securities ...........................................................          (33)         (534)
   Accumulated deficit ................................................................................      (21,589)      (27,350)
   Treasury stock, 981 shares at cost .................................................................       (2,613)       (2,613)
   Cumulative translation adjustment ..................................................................          115          (278)
                                                                                                            --------      --------
       Total stockholders' equity .....................................................................       35,282        26,231
                                                                                                            --------      --------
                                                                                                            $ 57,788      $ 38,453
                                                                                                            ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (IN THOUSANDS)

                                                                                        Year Ended March 31,
                                                                               1995            1994            1993
                                                                             ---------------------------------------
Common stock:
   Balance, beginning of year .......................................        $   114         $   107         $   104
   Acquisition ......................................................              1              --              --
   Exercise of stock options and employee stock purchase plan .......              6               7               3
                                                                             -------         -------         -------
   Balance, end of year .............................................            121             114             107
                                                                             -------         -------         -------

Capital in excess of par value:
   Balance, beginning of year .......................................         58,504          55,903          54,571
   Acquisition ......................................................          1,350            --              --
   Exercise of stock options and employee stock purchase plan .......          1,369           2,601           1,332
                                                                             -------         -------         -------
   Balance, end of year .............................................         61,223          58,504          55,903
                                                                             -------         -------         -------

Stock loans - related parties:
   Balance, beginning of year .......................................         (1,612)           (116)           (116)
   Stock loans ......................................................           (330)         (1,496)           --
                                                                             -------         -------         -------
   Balance, end of year .............................................         (1,942)         (1,612)           (116)
                                                                             -------         -------         -------

Unrealized loss on marketable securities:
   Balance, beginning of year .......................................           (534)           --              --
   Adjustment to value of marketable securities .....................            501            (534)           --
                                                                             -------         -------         -------
   Balance, end of year .............................................            (33)           (534)           --
                                                                             -------         -------         -------

Accumulated deficit:
   Balance, beginning of year .......................................        (27,350)        (16,437)         (5,743)
   Net income (loss) ................................................          5,761         (10,913)        (10,694)
                                                                             -------         -------         -------
   Balance, end of year .............................................        (21,589)        (27,350)        (16,437)
                                                                             -------         -------         -------

Treasury stock ......................................................         (2,613)         (2,613)         (2,613)
                                                                             -------         -------         -------

Cumulative translation adjustment:
   Balance, beginning of year .......................................           (278)           (324)           (161)
   Net translation adjustment .......................................            393              46            (163)
                                                                             -------         -------         -------
   Balance, end of year .............................................            115            (278)           (324)
                                                                             -------         -------         -------

Total stockholders' equity ..........................................       $ 35,282        $ 26,231        $ 36,520
                                                                            ========        ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                                             Year Ended March 31,
                                                                                       1995          1994          1993
                                                                                    ------------------------------------
Cash flows from operating activities:
   Net income (loss) ..........................................................     $  5,761      $(10,913)     $(10,694)

   Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
     Depreciation and amortization ............................................        6,096         6,205         6,908
     Gain on disposition of product lines .....................................         --            --            (282)
     Changes in assets and liabilities, net of effects from sale of product lines and acquisition of businesses:
       Accounts receivable, net ...............................................       (8,496)           73         1,671
       Inventories ............................................................       (9,853)         (315)        5,256
       Prepaid expenses and other current assets ..............................          308           125           595
       Accounts payable and accrued expenses ..................................       (1,434)        1,136           340
       Income taxes payable ...................................................          415          --            --
       Accrued settlement costs ...............................................         --            --           2,400
       Accrued restructuring ..................................................       (1,246)        1,841           233
                                                                                   ---------       -------      --------
         Net cash provided by (used in) operating activities ..................       (8,449)       (1,848)        6,427
                                                                                   ---------       -------      --------

Cash flows from investing activities:
   Proceeds from disposition of product lines .................................         --           1,000         3,052
   Capitalized software development costs and purchased technology ............       (4,922)       (3,352)       (3,776)
   Other assets ...............................................................          379            18        (1,851)
   Acquisition of a business ..................................................       (1,716)         --            --
   Purchases of property and equipment ........................................       (2,567)       (1,003)       (1,315)
                                                                                   ---------       -------      --------
         Net cash used in investing activities ................................       (8,826)       (3,337)       (3,890)
                                                                                   ---------       -------      --------

Cash flows from financing activities:
   Borrowings under the revolving credit line, net ............................       12,020          --            --
   Exercise of stock options and employee stock purchase plan .................        1,434         1,112         1,335
   Payment on capitalized leases ..............................................         (312)         (280)         (210)
   Banker acceptance on inventory purchases ...................................         (346)          541          --
                                                                                   ---------       -------      --------
         Net cash provided by financing activities ............................       12,796         1,373         1,125
                                                                                   ---------       -------      --------

Effect of exchange rates on cash ..............................................         --              46          (163)
                                                                                   ---------       -------      --------

Net increase (decrease) in cash and equivalents ...............................       (4,479)       (3,766)        3,499
Cash and equivalents at beginning of year .....................................        5,342         9,108         5,609
                                                                                   ---------       -------      --------
Cash and equivalents at end of year ...........................................      $   863       $ 5,342       $ 9,108
                                                                                     =======       =======       =======

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS



NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Microcom, Inc. (the Company) designs, manufactures, and markets products for the remote network access markets. The Company's products are utilized within one industry segment.

The consolidated financial statements reflect the application of certain accounting policies described here and elsewhere in the notes to the consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions have been eliminated.

Cash and Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at the time of acquisition to be cash equivalents. Cash and equivalents, which include time deposits and certificates of deposit, are stated at cost plus accrued interest, which approximates market.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization for property and equipment are computed using the straight-line method over the assets' estimated useful life. Useful lives used in computing depreciation are as follows: computer equipment - 2 to 3 years; machinery and equipment - 3 to 7 years; furniture and fixtures - 8 years. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful life.

Marketable Securities

Marketable securities are stated at market at the balance sheet date and are included in other assets. In accordance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its marketable securities as available for sale and, therefore, records unrealized gains and losses on marketable securities as a separate component of stockholders' equity. The cost basis of the Company's marketable securities at both March 31, 1995 and 1994 was $1,351,000.

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign operations are translated in accordance with SFAS 52 "Foreign Currency Translation" into United States dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments and transaction gains or losses are recognized as other income or expense in the period incurred. Transaction gains or losses have been immaterial for all periods presented.

Foreign Currency Hedging

To date, all of the Company's transactions (including customer sales and purchases from vendors) have been denominated in U.S. dollars, except for an immaterial amount of customer sales denominated in U.K. pounds sterling. The Company has hedged the currency risk associated with these foreign sales by entering into forward contracts at the beginning of each quarter. The gains or losses on these foreign currency contracts are deferred until the contracts are settled and then recognized as other income or expense. The Company had $153,000 and $407,000 in foreign currency contracts at March 31, 1995 and 1994, respectively. The Company had no material unrealized gains or losses on these contracts.

Research and Development and Software Development Costs

Research and development costs, other than certain software development costs, are expensed as incurred. The Company capitalizes certain computer software development costs incurred after establishing technological feasibility and before general release of a software product. Capitalized software development costs are amortized using the straight-line method over the estimated economic lives of the products, generally 18 months. Amortization commences on the date of the initial product shipment.

Revenue Recognition and Warranty Costs

Revenue is recognized upon shipment, provided that no significant vendor and postcontract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Postcontract customer support bundled in the sale of initial license fees is deferred and amortized over the maintenance period. The Company recognizes revenue associated with separately billed maintenance and customer support ratably over the life of the contract. These contracts generally have terms of one year or less. Postcontract customer support revenues represent less than 1% of total revenues for all periods presented. Estimated warranty costs, which are not material to operations, are accrued for at time of shipment.

Net Income (Loss) per Share

Net income per share in fiscal 1995 was based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the fiscal year. Net loss per share in fiscal 1994 and 1993 did not consider common stock equivalents, as the effect would have been antidilutive.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)



NOTE 2 - RESTRUCTURING AND OTHER COSTS

During fiscal 1994, the Company incurred $7,875,000 in restructuring and other costs. Of such amount, $6,500,000 was incurred in the first quarter of the fiscal year and related primarily to (i) a 12% workforce reduction, mostly in the areas of sales and marketing, and general and administrative, resulting in a charge of $870,000, (ii) the direct costs effecting the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan in the amount of $3,275,000 and (iii) the disposition of Company's Client Server Technologies Group, which developed and marketed the LANlord product line, in the amount of $1,850,000. Restructuring and other costs accrued in the first quarter of fiscal 1994 were realized as follows:
$3,400,000, $1,900,000 and $1,200,000 in the second, third and fourth quarters, respectively. The balance of the restructuring charges, $1,375,000 was incurred in the fourth quarter of fiscal 1994 and related primarily to the closing of the Company's manufacturing facility in Puerto Rico, certain executive severance costs, and the direct costs associated with the consolidation of the Company's shipping locations. Restructuring charges accrued in the fourth quarter of fiscal 1994 were realized as follows: $448,000, $581,000, $242,000 and $104,000 in the first, second, third and fourth quarters of fiscal 1995, respectively.

During fiscal 1993, the Company incurred a $4,268,000 restructuring charge. A substantial portion of the charge was for the write-off of certain assets and estimated costs in connection with the disposition of the Company's Relay product line. Additionally, the restructuring charge reflects the costs associated with the Company's reduction of its worldwide workforce by approximately 15%, primarily in the areas of research and development and general and administrative, and the elimination of certain assets and excess facilities.

NOTE 3 - ACQUISITIONS

On January 5, 1995, the Company acquired Extension Technology Corp. (ETC) in a merger pursuant to which ETC became a wholly owned subsidiary of the Company and the shareholders of ETC received an aggregate of 114,980 shares of the Company's common stock. The purchase price was allocated to the fair value of the assets acquired, including purchased technology of $2,104,000, which is being amortized using the straight-line method over its estimated useful life of seven years. This acquisition was accounted for under the purchase method of accounting, and accordingly, the results of operations of ETC are included in the accompanying consolidated financial statements from the date of acquisition. The following unaudited pro forma condensed consolidated results of operations for fiscal 1995 and 1994 have been prepared as if the operations of the Company and ETC had been combined since the beginning of fiscal 1994:

Pro Forma Consolidated Results of Operations
(In thousands except per share amounts)

                                                         Year Ended March 31,
                                                          1995           1994
                                                        ----------------------
     Net sales.......................................   $93,169        $56,753
     Net income (loss)...............................     4,231        (12,935)
     Net income (loss) per share.....................       .36          (1.27)

The pro forma combined results do not purport to be indicative of the results that would actually have been obtained had the acquisition occurred at the beginning of fiscal 1994.

On March 31, 1995, the Company acquired certain assets of mbp Softwareentwicklungsgesellschaft mbH (mbp) for an aggregate purchase price of 2,350,000 Deutschemarks (approximately $1,716,000). In addition, the Company will pay mbp royalties for a five-year period ending March 31, 2000 based on the net sales and income from operations attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The cost of the purchased technology acquired is being amortized using the straight-line method over its estimated useful life of seven years. Pro forma information for this acquisition has not been presented because its results of operations prior to the acquisition date were not material.

NOTE 4 - DISPOSITIONS

During fiscal 1994, the Company sold certain assets of its Client Server Technologies Group for cash and a note receivable. In fiscal 1993, the Company sold certain assets of its Utilities and Relay product lines for cash, future royalties, marketable securities, and the purchasers' assumption of certain liabilities of the Company. Pro forma information has not been presented as the product lines disposed of were not material to the Company's financial position or results of operations.

NOTE 5 - LEASES

The Company conducts its operations in leased facilities under operating leases which expire at various dates through fiscal 2002. In addition, the Company leases certain equipment under operating and capital leases which expire at various dates through fiscal 1997. The value of equipment recorded under capital leases was $1,710,000 at both March 31, 1995 and 1994. Accumulated amortization was $1,433,000 and $1,160,000 at March 31, 1995 and 1994, respectively.
Aggregate rental expense under operating leases was $1,760,000, $1,910,000 and $2,453,000 for the years ended March 31, 1995, 1994, and 1993, respectively.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)



Future minimum lease payments under capital and operating lease commitments at March 31, 1995 were as follows:

     (In thousands)
     Fiscal Year                                          Capital    Operating
     -----------                                          --------------------
     1996..............................................      $359       $1,382
     1997..............................................       122        1,247
     1998..............................................        --        1,140
     1999..............................................        --        1,095
     2000..............................................        --        1,017
     Thereafter........................................        --        2,020
                                                             ----       ------
                                                              481       $7,901
     Less interest.....................................        36       ======
                                                             ----
     Net present value.................................      $445
                                                             ====

NOTE 6 - CONSOLIDATED BALANCE SHEET DETAILS
(In thousands)

                                                                                                    March 31,
                                                                                                1995          1994
Details of selected consolidated balance sheet accounts were as follows:                    ----------------------
   Inventories:
     Raw materials....................................................................      $  4,557       $ 2,391
     Finished goods...................................................................        11,691         3,584
                                                                                            --------       -------
                                                                                              16,248         5,975
                                                                                            ========       =======

   Property and equipment:
     Computer equipment...............................................................         9,503         8,391
     Machinery and equipment..........................................................         2,937         2,882
     Furniture and fixtures...........................................................         1,458         1,475
     Leasehold improvements...........................................................         1,830         1,802
                                                                                            --------       -------
                                                                                              15,728        14,550
     Accumulated depreciation and amortization........................................       (10,045)       (9,193)
                                                                                            --------       -------
                                                                                               5,683         5,357
                                                                                            ========       =======
   Other assets:
     Computer software development costs..............................................        12,954         8,032
     Cost in excess of value of assets acquired.......................................         9,198         5,551
     Investment in common stock and license agreement ................................         1,217           667
     Note receivable relating to the Client Server Technologies disposition ..........            --           500
     Other............................................................................           136           181
                                                                                            --------       -------
                                                                                              23,505        14,931

     Accumulated amortization.........................................................       (11,516)       (7,564)
                                                                                            --------       -------
                                                                                              11,989         7,367
                                                                                            ========       =======

   Accrued expenses:
     Employee compensation and benefits...............................................           791           554
     Other............................................................................         1,637           799
                                                                                            --------       -------
                                                                                            $  2,428       $ 1,353
                                                                                            ========       =======

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)



NOTE 7 - SUPPLEMENTAL CASH FLOW INFORMATION                                               MARCH 31,
(In thousands)                                                                   1995       1994      1993
                                                                               ---------------------------
   Income taxes paid........................................................   $  101    $   174    $  145
   Interest paid............................................................      673        125       138

   Items not affecting cash:

     Common stock issued pursuant to a merger agreement.....................    1,351         --        --
     Reserve for unrealized loss on marketable securities...................      501       (534)       --
     Stock loans issued.....................................................     (330)    (1,496)       --
     Client Server Technologies note receivable.............................       --        500        --
     Investment in common stock.............................................       --         --     1,351
     Capital leases on equipment purchases..................................       --         --       420

NOTE 8 - COMPUTER SOFTWARE DEVELOPMENT COSTS

The Company capitalized $4,922,000, $3,352,000, and $3,776,000 of certain software development costs in fiscal 1995, 1994, and 1993, respectively. The Company is amortizing the capitalized costs using the straight-line method over the estimated economic lives of the products or a period generally not exceeding 18 months. In fiscal 1995, 1994, and 1993, the Company recorded amortization expense of $3,332,000, $2,914,000, and $3,069,000, respectively.

NOTE 9 - FINANCING ARRANGEMENTS
(In thousands)

                                                                   March 31,
Capital leases were as follows:                                 1995      1994
                                                               ---------------
   Capital lease with interest at 10.5%.....................   $ 450     $ 762
   Less - current portion...................................    (328)     (312)
                                                               -----     -----
                                                               $ 122     $ 450
                                                               =====     =====

The minimum repayment is as follows:

   1996.....................................................   $ 328
   1997.....................................................     122
                                                               -----
                                                               $ 450
                                                               =====

NOTE 10 - REVOLVING CREDIT FACILITY

At March 31, 1995, the Company had a bank revolving credit facility which allowed the Company to borrow up to an amount (the Maximum Borrowing Amount) equal to the lesser of (i) $16,000,000 or (ii) an amount based on the Company's eligible accounts receivable and inventory. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit, bankers' acceptance outstanding, and by a percentage of the Company's exposure under any foreign currency exchange contracts. Interest on borrowings was at the banks' prime rate (9% at March 31, 1995) plus 2%. At March 31, 1995, the Company had letters of credit of $2,619,000, bankers' acceptances of $195,000, and borrowings under the line of credit of $12,020,000. The portion of foreign exchange contracts which reduce the availability of borrowings under the line of credit at March 31, 1995 was $78,000. The remaining amount available to borrow under the line of credit at March 31, 1995 was $1,088,000. Under the terms of the line of credit, which expires in March 1996 and is secured by substantially all of the Company's assets, the Company is required to maintain certain covenants, including maintaining minimum levels of profitability, tangible net worth and liquidity and not exceeding specified debt to net worth ratios. The terms of the credit facility also prohibit the Company from paying cash dividends. As of March 31, 1995 the Company was in compliance with all covenants.

NOTE 11 - STOCKHOLDERS' EQUITY

Stock Option and Stock Purchase Plan

The Company maintains a stock option and stock purchase plan (the Option Plan) which provides for the grant of incentive stock options, non-qualified stock options and purchase authorizations to key employees, directors and consultants of the Company and its subsidiaries. At March 31, 1995, there were 4,828,000 shares reserved for issuance under the Option Plan. Substantially all out-

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)



standing options and purchase authorizations are immediately exercisable in full. Shares of common stock made subject to options and purchase authorizations vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors. Shares subject to incentive stock options generally vest over a four-year period. Any shares with respect to which an option or purchase authorization has been exercised that are not vested upon the participant's termination of service are subject to the Company's right of repurchase at the participant's option price for such shares. At March 31, 1995, 413,394 shares of common stock were available under the Option Plan for additional grants of options and purchase authorizations.

A summary of the Option Plan activity for fiscal March 31, 1993, 1994, and 1995 follows:

(In thousands)                                                 Number of         Option Price
                                                                Options           Per Share
                                                               ----------------------------------
   Outstanding at March 31, 1992............................    1,694        $2.00    -    $14.63
     Granted................................................    1,410         3.00    -      8.50
     Exercised..............................................     (100)        3.00    -     12.38
     Forfeited..............................................   (1,227)        3.00    -      5.25
                                                               ------        --------------------
   Outstanding at March 31, 1993............................    1,777         3.00    -     14.63
     Granted................................................    1,232         1.75    -      4.88
     Exercised..............................................     (547)        1.75    -      5.63
     Forfeited..............................................     (629)        2.06    -      8.63
                                                               ------        --------------------
   OUTSTANDING AT MARCH 31, 1994............................    1,833         2.00    -     14.63
     GRANTED................................................      352         5.00    -     10.25
     EXERCISED..............................................     (318)        2.00    -      5.63
     FORFEITED..............................................      (41)        2.88    -     14.63
                                                               ------        --------------------
   OUTSTANDING AT MARCH 31, 1995............................    1,826        $2.00    -    $10.25
                                                               ======
   OPTIONS VESTED AT MARCH 31, 1995.........................      971        $2.00    -    $ 7.50
                                                               ======

Non-Employee Director Stock Option Plan

The Company maintains a Non-Employee Director Stock Option Plan (the Director
Plan) which provides for the grant of non-qualified stock options to non-employee directors of the Company. Under the Director Plan, any person who served as a non-employee director on March 17, 1995, or who first becomes a non-employee director after March 17, 1995 is entitled to receive an option to purchase 16,000 shares of the Company's common stock (collectively the Initial Options). In addition, each person serving as a non-employee director on April 15 of each year, commencing in 1996, is entitled to receive an option to purchase 4,000 shares of common stock (the Annual Options). The exercise price of all options granted under the Director Plan is equal to the fair market value of the Company's common stock on the date of grant. All options are immediately exercisable, but unvested shares are subject to repurchase by the Company upon the optionee ceasing to be a director of the Company. The Initial Options vest in three annual installments of 32%, 33%, 35% each on the first, second and third anniversaries of the date of grant. The Annual Options vest in full on the first anniversary of the date of grant. No option granted under the Director Plan may be exercised after the earlier of: (i) the third anniversary of the date on which an optionee ceases to be a director, or (ii) the tenth anniversary of the date of grant. There are 100,000 shares of common stock reserved for issuance under the Director Plan. At March 31, 1995, there were no shares of common stock available for additional option grants under the Director Plan.

A summary of the Director Plan activity for the year ended March 31, 1994 and 1995 follows:

(In thousands)                                                Number of         Option Price
                                                               Options           Per Share
                                                              ----------------------------------
   Outstanding at March 31, 1993...........................      --
     Granted...............................................      30        $ 5.75    -    $ 5.75
     Exercised.............................................     (20)         5.75    -      5.75
     Forfeited.............................................      --            --             --
                                                                ---        ---------------------
   OUTSTANDING AT MARCH 31, 1994...........................      10          5.75    -      5.75
     GRANTED...............................................      80         11.88    -     11.88
     EXERCISED.............................................     (10)         5.75    -      5.75
     FORFEITED.............................................      --            --             --
                                                                ---        ---------------------
   OUTSTANDING AT MARCH 31, 1995...........................      80        $11.88    -    $11.88
                                                                ===        =====================

There were no options vested as of March 31, 1995.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)



Long-Term Performance Plan

The Company maintains a Long-Term Performance Plan (the Performance Plan) which permits the grant of stock options, stock appreciation rights (SARs), stock and cash rewards to officers and key employees of the Company. The maximum number of shares of common stock issuable under the Performance Plan is 300,000. No participant in the Performance Plan may be granted, in any fiscal year, options or SARs with respect to more than 100,000 shares. No option or SAR may be granted under the Performance Plan in which the exercise price is less than the fair market value of the common stock on the date of grant. Stock options granted under the Performance Plan may be in the form of incentive stock options or non-qualified stock options. Incentive stock options may not be exercisable more than ten years after the date of grant. Shares of common stock subject to options vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors of the Company. At March 31, 1995, 111,000 shares of common stock remained available for additional option grants under the Performance Plan.

A summary of the Performance Plan activity for the year ended March 31, 1995 follows:

(In thousands)                                             Number of        Option Price
                                                            Options           Per Share
                                                           ----------------------------------
   OUTSTANDING AT MARCH 31, 1994
     GRANTED.............................................     189        $5.38    -    $10.00
     EXERCISED...........................................      --           --    -        --
     FORFEITED...........................................      --           --    -        --
                                                              ---        --------------------
   OUTSTANDING AT MARCH 31, 1995.........................     189        $5.38    -    $10.00
                                                              ===

There were no options vested as of March 31, 1995.

Stock Loans to Related Parties

The Company has made loans to certain officers and directors to enable them to exercise options to purchase common stock of the Company. These loans are evidenced by promissory notes and accrue interest at the Adjusted Federal Rate and are due at various dates through 2003.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan (the Purchase Plan) which authorizes the issuance of up to 1,045,000 shares of common stock. Substantially all the employees of the Company are eligible to participate in the Purchase Plan. Participants in the Purchase Plan are entitled to purchase common stock during specified offering periods (typically six months) at a price equal to the lower of 85% of the market value of the common stock at the beginning or end of the offering period, through the accumulation of payroll deductions or a lump-sum payment. Approximately 204,000, 195,000, and 144,000 shares of common stock for a total of $894,000, $747,000, and $945,000, were purchased during fiscal 1995, 1994 and 1993, respectively, under the Purchase Plan.

Post Retirement and Post Employment Benefits

The Company has no obligation for post retirement and post employment benefits.

Employee Benefit Plan

The Company maintains an Employee Deferred Compensation Savings Plan that covers all employees over 18 years of age who have completed at least two months of service with the Company. Contributions by the Company are discretionary and are determined by the Company's Board of Directors. There were no Company contributions in fiscal 1995, 1994 or 1993.

NOTE 12 - NET SALES BY GEOGRAPHIC AREA
($ in thousands)

                                                                 Year Ended March 31,
                                                                1995       1994       1993
                                                             -----------------------------
Net sales by geographic area were as follows:
   North America...........................................  $66,557    $44,106    $54,739
   International:
     Europe................................................   18,969      8,932      9,096
     All other.............................................    7,580      3,426      5,600
                                                             -------    -------    -------
       ....................................................  $93,106    $56,464    $69,435
                                                             =======    =======    =======
   Percent:
   North America...........................................       72%        78%        79%
   International:
     Europe................................................       20         16         13
     All other.............................................        8          6          8
                                                                 ---        ---        ---
                                                                 100%       100%       100%
                                                                 ===        ===        ===

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
(CONTINUED)

NOTE 13 - SIGNIFICANT CUSTOMER

In fiscal 1995 and 1994, one customer accounted for 24% and 13%, respectively, of net sales. No customer accounted for greater than 10% of net sales in fiscal 1993.

NOTE 14 - INCOME TAXES
(In thousands)

                                                                    Year Ended March 31,
                                                                   1995     1994      1993
                                                                  ------------------------
The provision for income taxes is as follows:
Current:
     Federal..................................................   $  101     $ --      $ --
     State....................................................      306       10        20
     International............................................      609      151       150
                                                                 ------     ----      ----
                                                                  1,016      161       170
                                                                 ------     ----      ----
   Deferred:

     Federal..................................................       --       --        --
     State....................................................       --       --       325
                                                                 ------     ----      ----
                                                                     --       --       325
                                                                 ------     ----      ----
                                                                 $1,016     $161      $495
                                                                 ======     ====      ====

Deferred income taxes result primarily from timing differences in the recognition of expenses for tax and financial reporting purposes. The sources of these timing differences are as follows:

                                                                          Year Ended March 31,
   (In thousands)                                                            1995          1994
                                                                         ----------------------
   Net operating loss carry forwards................................     $  7,313     $   8,863
   Tax credit carry forwards........................................        3,959         3,959
   Computer software development costs..............................           68          (127)
   Puerto Rico adjustment...........................................           --          (337)
   Purchased technology.............................................          326           380
   Other............................................................          169           198
   Valuation allowance..............................................      (11,835)      (12,936)
                                                                         --------      --------
                                                                         $     --      $     --
                                                                         ========      ========

A reconciliation of the United States Federal statutory tax rate to the Company's effective tax rate for fiscal 1995 is as follows:

     U.S.  Federal statutory tax rate................................    34.0%
     State income taxes, net of Federal benefit......................     3.0
     Net operating loss carry forwards...............................   (22.0)
     Effective tax rate..............................................    15.0%

The Company does not provide for U.S. income taxes on the undistributed earnings of its foreign sudsidiaries as the Company does not have any current intention of repatriating such earnings.

At March 31, 1995, the Company had available $21,509,000 of net operating loss carry forwards, which may be used to offset future taxable income, and $3,959,000 of research and development credit carry forwards which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

The Company accounts for income taxes under the liability method in accordance with SFAS 109 "Accounting for Income Taxes."

The Company has recorded a full valuation allowance against the deferred tax asset related to its net operating loss and tax credit carry forwards due to uncertainty relating to the realization of this asset.

SELECTED QUARTERLY DATA
(UNAUDITED)
(IN THOUSANDS, EXCEPT
PER SHARE AMOUNTS)

                                                                                             Fiscal
                                                  First     Second     Third      Fourth       Year
                                               ----------------------------------------------------
FISCAL 1995:
Net sales....................................  $ 21,315    $22,770    $23,134    $25,887   $ 93,106
Gross margin.................................     9,588     10,157     10,364     11,675     41,784
Income from operations.......................     1,457      1,747      2,055      2,258      7,517
Net income...................................     1,176      1,385      1,529      1,671      5,761
Net income per share.........................       .11        .12        .13        .14        .49

FISCAL 1994:
Net sales....................................  $ 12,056    $12,471    $14,849    $17,088   $ 56,464
Gross margin.................................     5,515      6,326      7,465      8,086     27,392
Income from operations.......................   (10,186)        79        448       (757)   (10,416)
Net income (loss)............................   (10,300)        66        265       (944)   (10,913)
Net income (loss) per share..................     (1.06)       .01        .03       (.09)     (1.09)


Fiscal 1994 results have been effected by the disposition of a product line and restructuring costs. For further discussion of dispositions and restructuring costs, see "Notes to the Consolidated Financial Statements" on pages 20-26.

The quarterly price range for the Company's Common Stock traded over-the-counter and quoted on Nasdaq:

                                                   Fiscal 1995         Fiscal 1994
                                                -----------------------------------
                                                  High       Low     High       Low
                                                -----------------------------------
First Quarter...............................    $ 6.50     $4.50    $5.13     $3.13
Second Quarter..............................      8.25      5.88     3.63      1.50
Third Quarter...............................     12.38      6.63     5.63      2.50
Fourth Quarter..............................     12.63      9.00     7.75      4.75

The last sale price of the Company's common stock as reported by Nasdaq on June 12, 1995 was $12.88 per share.

                              REPORT OF MANAGEMENT

The Company's management is responsible for the preparation of financial statements and the integrity and objectivity of all financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Management makes informed judgments and estimates of expected effects of events and transactions and believes that the financial data fairly represents Company operations.

Management's objectives are to maintain the highest level of ethical standards in the conduct of Company business and to safeguard the assets through a system of sound internal controls. These objectives are supported by policies and procedures which are continuously reviewed and updated by management.

The Board of Directors, through its Audit Committee, consisting solely of non-employee Directors, serves in an overview role. The Committee meets regularly with management and the Company's independent public accountants to review financial information, internal controls, and related matters. The Committee reports its findings directly to the Board of Directors. The independent public accountants are engaged by the Board of Directors and have full and free access to the Audit Committee and the Company's outside counsel.

/s/ James M. Dow          /s/ Roland D. Pampel         /s/ Peter J. Minihane
James M. Dow              Roland D. Pampel             Peter J. Minihane
Chairman of the Board     President and                Executive Vice President,
                          Chief Executive Officer      Chief  Financial  Officer
                                                       and Treasurer



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Microcom, Inc.:

We have audited the accompanying consolidated balance sheets of Microcom, Inc. (a Massachusetts corporation) and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microcom, Inc. and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP


Boston, Massachusetts
April 11, 1995

MICROCOM,INC.
CORPORATEINFORMATION




CORPORATE HEADQUARTERS
Microcom, Inc.
500 River Ridge Drive
Norwood, MA  02062-5028
(617) 551-1000

LEGAL COUNSEL
Choate, Hall & Stewart
Boston, MA

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Boston, MA

BANKS
Silicon Valley Bank
Wellesley, MA

BayBank
Burlington, MA

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
Boston, MA

STOCK LISTING
Nasdaq Stock Market

TRADING SYMBOL
MNPI

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, July 20, 1995, at:
The First National Bank of Boston
100 Federal Street
Boston, MA  02110

NUMBER OF STOCKHOLDERS
At May 31, 1995, there were approximately 425 stockholders of record.

DIVIDEND POLICY
No cash dividends have been declared or paid by the Company since its inception. It is the policy of the Company to retain any cash flow for future business expansion. The Company anticipates no change in this policy in the foreseeable future.

AVAILABLE PUBLICATIONS
The Company's Annual Report and Interim Reports are distributed regularly to stockholders. In addition, other publications are available upon request including:

- - Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission; and
- -  Brochures on specified Company products.

Such other publications are available upon written request directed to:

Vice President of Corporate Communications
Microcom, Inc.
500 River Ridge Drive
Norwood, MA  02062-5028


SHAREHOLDER SERVICES
Our Transfer Agent is responsible for all shareholder records and for the issuance of stock certificates. For faster response, shareholders should refer all questions on these matters directly to our Transfer Agent at the following address:

The First National Bank of Boston
Investor Relations
P.O. Box 644
Boston, MA  02101-0644




OFFICERS AND DIRECTORS
Roland D. Pampel - President, Chief Executive Officer and Director

Richard A. Barbari - Executive Vice President, Marketing and Latin America and Africa Sales

Lewis A. Bergins - Executive Vice President, International Sales and Corporate Strategy and Development

Peter J. Minihane - Executive Vice President,
Chief Financial Officer and Treasurer

Gregory Pearson - Senior Vice President,
Technology Management

William Andrews - Vice President, North America Sales

Eugene Y.G. Chang- Vice President, ISDN Technology

Jerry L. Falk - Vice President, Hardware Development

Mark J. Freitas - Vice President, Systems Management and
Customer Support

Joseph P. King, Jr. - Vice President, Operations

Elizabeth H. Rock - Vice President, Corporate Communications

James M. Dow - Chairman of the Board

Fred L. Luconi - Vice Chairman of the Board1
Private Investor

Donald G. Kennedy - Director(1,2)
(independent management consulting)

John C. Rutherford - Director(3)
Managing Director of Parthenon Group
(management consulting )

Michael I. Schneider - Director(2)
Vice President of Data General Corporation
(computer manufacturing)



(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating Committee