Form 10-K, Exhibit 13
period 1996-03-31
MICROCOM INC
filed 1996-06-27
CIK 795571

Exhibit 13.0

                                FINANCIAL REVIEW



Five Year Summary of Operations                                               17

Management's Discussion and Analysis
of Financial Condition and Results of Operations                              18

Consolidated Statements of Operations                                         21

Consolidated Balance Sheets                                                   22

Consolidated Statements of Stockholders' Equity                               23

Consolidated Statements of Cash Flows                                         24

Notes to Consolidated Financial Statements                                    25

Selected Quarterly Data                                                       34

Report of Management                                                          35

Report of Independent Public Accountants                                      35

Corporate Information                                                         36

Five Year Summary
of Operations
(In thousands, except per share amounts)


                                                      Year Ended March 31,

Selected Financial Data             1996       1995       1994        1993        1992
                                  ------------------------------------------------------

Net sales .....................   $146,044   $ 93,106   $ 56,464    $ 69,435    $ 73,906
Gross margin ..................     61,010     41,784     27,392      36,303      41,804
Income (loss) from operations..     14,768      7,517    (10,416)     (6,902)      4,205
Net income (loss) .............     12,490      5,761    (10,913)    (10,694)      3,431
Net income (loss) per share ...        .80        .49      (1.09)      (1.11)        .34
Weighted average number of
  shares outstanding ..........     15,690     11,805     10,041       9,644      10,002


No cash dividends have been declared or paid by the Company in any of the periods presented. Fiscal 1994 and 1993 results have been affected by the disposition of certain product lines and restructuring costs. For further discussion of dispositions and restructuring costs, see "Notes to the Consolidated Financial Statements" on pages 25-33.


                                                                As of March 31,

                                              1996       1995       1994       1993       1992
                                            ----------------------------------------------------
Working capital .........................   $ 84,329   $ 17,732   $ 13,957   $ 20,829   $ 29,221
Total assets ............................    129,199     57,788     38,453     45,853     52,957
Long-term portion of capitalized leases..      2,186        122        450        762        649
Total stockholders' equity ..............    103,109     35,282     26,231     36,520     46,042

Management's Discussion
and Analysis of Financial Condition
and Results of Operations

FISCAL 1996 COMPARED TO FISCAL 1995

NET SALES

In fiscal 1996, net sales increased by $52,938,000, or 57%, from fiscal 1995. The increase was primarily attributable to increased unit sales of remote site, V.34 modem products. Unit sales of modems increased by more than three times the volume of last year, reflecting the market acceptance and demand for high speed remote access communication products. Net sales of central site remote network access products, particularly the High Density Management Systems (HDMS) and LANexpress products remained at approximately the same level as a year ago. During fiscal 1996, the impact from increased volume was partially offset by price reductions forced by competitive pricing pressures. International sales for fiscal 1996 of $77,217,000 grew to 53% of net sales co mpared to $26,549,000, or 28% of net sales in fiscal 1995. Net sales to a single Japanese distributor accounted for approximately 21% of fiscal 1996 net sales. International sales excluding sales in Japan, more than doubled in fiscal 1996 from fiscal 1995.

GROSS MARGIN

Gross margin as a percentage of net sales was 42% for fiscal 1996 as compared to 45% for fiscal 1995. The decrease was primarily due to unit sales of lower margin products increasing at a higher rate than the growth of higher margin products. The impact on gross margin due to the decline in average selling price of the modem products during fiscal 1996 was offset in part by the cost reduction programs implemented throughout the year and component price decreases achieved as of result of higher volume purchases. Due to the change in product mix the Company expects continued pressure on gross margins as a result of higher unit sales of lower margin products.

RESEARCH AND DEVELOPMENT

Research and development expenses in fiscal 1996 were $16,231,000 as compared to $10,250,000 in fiscal 1995. As a percentage of net sales, research and development expenses were 11% in both fiscal 1996 and 1995. Investment in research and development is critical to future growth and technology leadership for the Company. During fiscal 1996, the Company increased spending in research and development by $5,981,000, or 58%, from fiscal 1995. The increase was primarily attributable to the hiring of additional engineering personnel and related costs associated with the development of the next generation of central site products.

SALES AND MARKETING

In fiscal 1996, sales and marketing expenses increased by $4,858,000, or 25%, over fiscal 1995 due to increased variable selling expenses attributable to increased sales. The increase in these expenses was directly related to the expansion of the Company's international distribution channels, especially in Japan, Latin America, and South Africa. The increase was also attributable to additional marketing programs, primarily advertising in support of new product introductions.

GENERAL AND ADMINISTRATIVE

In fiscal 1996, general and administrative expenses were $5,883,000, or 4% of net sales, as compared to $4,747,000, or 5% of net sales, in the prior fiscal year. The Company's goal is to maintain general and administrative spending at approximately 4% of net sales.

INTEREST INCOME AND EXPENSE

In fiscal 1996, interest income increased by $1,092,000 to $1,159,000; interest and other expense increased by $426,000 to $1,233,000. The increase in interest income was primarily due to the investment of the proceeds from the Company's public offering of common stock completed on June 28, 1995. The increase in interest and other expense was primarily a result of the utilization of the Company's revolving credit facility during the first quarter of fiscal 1996.

INCOME TAXES

The Company's effective tax rate was 15% for fiscal 1996. The primary difference between the statutory rate and the effective tax rate reflects the utilization of a portion of the Company's net operating loss carry forwards. At March 31, 1996, the Company had available $16,817,000 in net operating loss carry forwards, which may be used to offset future taxable income, and $4,169,000 in research and development and other tax credit carry forwards, which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

NET INCOME AND NET INCOME PER SHARE

For the reasons stated above, net income for fiscal 1996 was $12,490,000 as compared to net income of $5,761,000 for fiscal 1995. Net income per share for fiscal 1996 was $.80 compared to $.49 for fiscal 1995.


FISCAL 1995 COMPARED TO FISCAL 1994

NET SALES

In fiscal 1995, net sales increased by $36,642,000, or 65%, from fiscal 1994. The increase was primarily attributable to increased sales of central site remote network access products, particularly HDMS. A significant portion of the HDMS sales were made to Sprint, which accounted for 24% and 13% of net sales in fiscal 1995 and 1994, respectively. The increase in net sales was also attributable to increased sales of 28.8 Kbs modems which were not available until the third quarter of fiscal 1994. The LANexpress product line also contributed to the increase in net sales. These increases were offset in part by a decrease in sales of the Company's bridge/router products, with respect to which the Company discontinued development and marketing efforts in fiscal 1994, and a decline in Carbon Copy software sales, which resulted from the success of competitive products. International sales were $26,549,000 in fiscal 1995, representing 28% of net sales, as compared to $12,358,000 in fiscal 1994, or 22% of net sales. The increase in fiscal 1995 was primarily due to increase in HDMS and modem sales.

GROSS MARGIN

Gross margin as a percentage of net sales was 45% for fiscal 1995 as compared to 49% for fiscal 1994. The decrease was primarily due to a decrease in the selling price of the Company's modems due to competitive pressures, and a decrease in sales of its higher margin Carbon Copy software.

RESEARCH AND DEVELOPMENT

Research and development costs in fiscal 1995 were $10,250,000 as compared to $8,959,000 in fiscal 1994. As a percentage of net sales, research and development expenses decreased to 11% in fiscal 1995 from 16% in the prior fiscal year. Although research and development expenses decreased as a percentage of net sales, the total dollar amount increased by $1,291,000, principally as a result of increased consulting and contract professional fees relating to continued product development.

SALES AND MARKETING

In fiscal 1995, sales and marketing expenses increased by $3,662,000, or 23% over fiscal 1994 due to increased variable selling expenses resulting from increased sales. As a percentage of net sales, sales and marketing expenses decreased to 21% in fiscal 1995 from 28% in the prior fiscal year, as net sales increased at a higher rate than sales and marketing expenses.

GENERAL AND ADMINISTRATIVE

In fiscal 1995, general and administrative expenses were $4,747,000 or 5% of net sales, as compared to $5,366,000, or 9% of net sales, in the prior fiscal year. The decrease in such expenses as a percentage of net sales was the result of the Company's reduction in general and administrative personnel together with the increase in net sales for the year.

INTEREST INCOME AND EXPENSE

Interest income increased in fiscal 1995 by $25,000 to $67,000; interest and other expense increased by $429,000 to $807,000. The increase in interest income was due to interest earned on certain loans to officers of the Company. The increase in interest and other expense was primarily a result of interest paid on increased borrowings under the Company's revolving credit facility.

INCOME TAXES

The Company's effective tax rate was 15% for fiscal 1995. The primary difference between the statutory rate and the effective tax rate reflects the utilization of a portion of the Company's net operating loss carry forwards. At March 31, 1995, the Company had available $21,509,000 in net operating loss carry forwards, which may be used to offset future taxable income, and $3,959,000 in tax credit carry forwards, which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

For the reasons stated above, net income for fiscal 1995 was $5,761,000 as compared to a net loss of $10,913,000 for fiscal 1994, and net income per share for fiscal 1995 was $.49 compared to a net loss per share of $1.09 for fiscal 1994.

ACQUISITIONS OF A PRODUCT LINE

In the fourth quarter of fiscal 1995, the Company acquired certain assets of mbp Softwareentwicklungsgesellschaft mbH ("mbp") for an aggregate purchase price of $1,716,000. In addition, the Company will pay mbp royalties for the five year period ending March 31, 2000, based on the net sales and earnings attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The assets purchased by the Company from mbp were assets utilized in the business of developing, procuring, marketing, distributing, selling and supporting Integrated Services Digital Network
(ISDN) products. The Company has formed a wholly owned subsidiary, Micro Communications GmbH, and with the acquired assets will operate the business in Germany.

Also in the fourth quarter of fiscal 1995, the Company acquired Extension Technology Corp. ("ETC") in a merger pursuant to which ETC became a wholly owned subsidiary of the Company. In connection with the merger, the shareholders of ETC received an aggregate of 114,980 shares of the Company's common stock. The merger has been accounted for as a purchase with a total purchase price of approximately $2,104,000. ETC was engaged in product development and market research in the area of remote connectivity to LANs utilizing ISDN technology.


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and equivalents increased by $26,473,000 during fiscal 1996 to $27,336,000. The increase in cash and equivalents was primarily due to the Company's financing activities in fiscal 1996. On June 28, 1995, the Company completed a public offering of 3,480,000 shares of its common stock at $15.625 per share. The proceeds to the Company after deducting underwriting commissions and other expenses of the offering were $50,418,000, and approximately $12,000,000 of the offering proceeds were used to repay indebtedness under the Company's credit facility. In addition, issuance of additional shares of common stock under the Company's stock plans resulted in proceeds of $5,404,000.

Net cash used in operating activities was $9,620,000 in fiscal 1996, as compared to $8,449,000 in fiscal 1995. The increase in fiscal 1996 is represented by an increase in accounts receivable of $19,628,000 and inventories of $21,143,000 offset by an increase in accounts payable and accrued expenses of $13,040,000. The increase in accounts receivable is a combination of the increase in net sales of 57% during fiscal 1996, coupled with the growth in international net sales where payment cycles are longer. The increase in inventory reflects an anticipated increase in net sales associated with the Company's expansion of its original equipment manufacturer (OEM) business division, and new product offerings in the central site product line. Cash flows from investing activities in fiscal 1996 included continued investments in software development costs of $5,407,000, and purchases of property and equipment in the amount of $4,475,000, in both instances to support the development of new products and growth of the Company.

During the third quarter of fiscal 1996, the Company amended its bank revolving credit facility, increasing the borrowing amount to $25,000,000 from $16,000,000. The terms of the facility allow the Company to borrow up to an amount (the "Maximum Borrowing Amount") equal to the lesser of (i) $25,000,000 or (ii) an amount based on the Company's eligible accounts receivable. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit and banker's acceptances and by a percentage of the Company's exposure under foreign currency exchange contracts. At March 31, 1996, the Company was contingently liable with respect to $17,238,000 in outstanding letters of credit, and its bank credit availability was $7,762,000.

Since its inception, the Company has met its liquidity requirements through cash provided by operations, disposition of product lines, public and private stock offerings, lease arrangements for facilities and equipment, and short-term borrowings from banks. Management believes that its cash and equivalents, line of credit availability, and cash provided by operations will be adequate to meet the Company's liquidity requirements for the immediate future.


FOREIGN CURRENCY HEDGING

To date, all of the Company's transactions (including customer sales and purchases from vendors) have been denominated in U.S. dollars, with the exception of an immaterial amount of transactions in the U.K. and Japan. During the fourth quarter of fiscal 1996, the Company opened Microcom K.K., a wholly owned subsidiary operating in Japan. The Company's policy is to hedge the currency risk by entering into forward contracts. The gains or losses on such contracts are deferred until the contracts are settled and are then recognized as other income or expense. The Company had no foreign currency contracts at March 31, 1996, and $153,000 in foreign currency contracts at March 31, 1995. The company had no material gains or losses on these contracts.

Microcom, Inc.

Consolidated Statements
of Operations
(In thousands, except per share amounts)




                                                        Year Ended March 31,

                                                      1996       1995        1994
                                                  -------------------------------

Net sales (Notes 1, 12 and 13) ................   $146,044    $93,106    $ 56,464
Cost of sales .................................     85,034     51,322      29,072
                                                  --------    -------    --------
Gross margin ..................................     61,010     41,784      27,392
                                                  --------    -------    --------

Operating expenses:
    Research and development (Notes 1 and 8)...     16,231     10,250       8,959
    Sales and marketing .......................     24,128     19,270      15,608
    General and administrative ................      5,883      4,747       5,366
    Restructuring and other costs (Note 2) ....         --         --       7,875
                                                  --------    -------    --------
    Total operating expenses ..................     46,242     34,267      37,808
                                                  --------    -------    --------

Income (loss) from operations .................     14,768      7,517     (10,416)
Interest income ...............................      1,159         67          42
Interest and other expense, net ...............     (1,233)      (807)       (378)
                                                  --------    -------    --------
Income (loss) before income taxes .............     14,694      6,777     (10,752)
Provision for income taxes (Note 14) ..........      2,204      1,016         161
                                                  --------    -------    --------
Net income (loss) .............................   $ 12,490    $ 5,761    $(10,913)
                                                  ========    =======    ========
Net income (loss) per share (Note 1) ..........   $    .80    $   .49    $  (1.09)
                                                  ========    =======    ========
Weighted average number of shares outstanding..     15,690     11,805      10,041
                                                  ========    =======    ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Balance Sheets
(In thousands)




                                                                                        March 31,

                                                                                      1996         1995
                                                                                 ----------------------
                                  ASSETS
Current assets:
  Cash and equivalents (Note 1) ..............................................   $  27,336    $     863
  Accounts receivable, less reserves for doubtful accounts of
  $283 and $250 at March 31, 1996 and 1995, respectively .....................      41,811       22,183
  Inventories (Notes 1 and 6) ................................................      37,391       16,248
  Prepaid expenses and other current assets ..................................       1,695          822
                                                                                 ---------    ---------
  Total current assets .......................................................     108,233       40,116

Property and equipment, net (Notes 1 and 6) ..................................       7,703        5,683

Other assets, net (Notes 1, 6 and 8) .........................................      13,263       11,989
                                                                                 ---------    ---------
                                                                                 $ 129,199    $  57,788
                                                                                 =========    =========


                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capitalized leases and short term-debt (Notes 9 and 10)..   $   1,073    $  12,543
  Accounts payable ...........................................................      19,483        6,923
  Accrued expenses (Note 6) ..................................................       2,908        2,428
  Income taxes payable (Note 14) .............................................         440          490
                                                                                 ---------    ---------
  Total current liabilities ..................................................      23,904       22,384
                                                                                 ---------    ---------

Long-term portion of capitalized leases (Note 9) .............................       2,186          122
                                                                                 ---------    ---------

Commitments and contingencies (Note 5)

Stockholders' equity (Note 11):
  Common stock, $.01 par value, authorized - 30,000 shares, issued - 16,772,
  and 12,088 shares at March 31, 1996 and 1995, respectively .................         168          121
  Capital in excess of par value .............................................     116,747       61,223
  Stock loans - related parties ..............................................      (2,209)      (1,942)
  Unrealized loss on marketable securities ...................................          --          (33)
  Accumulated deficit ........................................................      (9,099)     (21,589)
  Treasury stock, 981 shares at cost .........................................      (2,613)      (2,613)
  Cumulative translation adjustment ..........................................         115          115
                                                                                 ---------    ---------
  Total stockholders' equity .................................................     103,109       35,282
                                                                                 ---------    ---------
                                                                                 $ 129,199    $  57,788
                                                                                 =========    =========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of
Stockholders' Equity
(In thousands)




                                                                         Year Ended March 31,

                                                                      1996         1995         1994
                                                                 -----------------------------------
Common stock:
  Balance, beginning of year .................................   $     121    $     114    $     107
  Proceeds from public offering ..............................          35           --           --
  Acquisition ................................................          --            1           --
  Exercise of stock options and employee stock purchase plan..          12            6            7
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................         168          121          114
                                                                 ---------    ---------    ---------

Capital in excess of par value:
  Balance, beginning of year .................................      61,223       58,504       55,903
  Proceeds from public offering ..............................      50,383           --           --
  Acquisition ................................................          --        1,350           --
  Exercise of stock options and employee stock purchase plan..       5,141        1,369        2,601
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................     116,747       61,223       58,504
                                                                 ---------    ---------    ---------

Stock loans - related parties:
  Balance, beginning of year .................................      (1,942)      (1,612)        (116)
  Stock loans ................................................        (949)        (330)      (1,496)
  Repayments .................................................         682           --           --
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................      (2,209)      (1,942)      (1,612)
                                                                 ---------    ---------    ---------

Unrealized loss on marketable securities:
  Balance, beginning of year .................................         (33)        (534)          --
  Adjustment to value of marketable securities ...............          33          501         (534)
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................          --          (33)        (534)
                                                                 ---------    ---------    ---------

Accumulated deficit:
  Balance, beginning of year .................................     (21,589)     (27,350)     (16,437)
  Net income (loss) ..........................................      12,490        5,761      (10,913)
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................      (9,099)     (21,589)     (27,350)
                                                                 ---------    ---------    ---------


Treasury Stock ...............................................      (2,613)      (2,613)      (2,613)
                                                                 ---------    ---------    ---------

Cumulative translation adjustment:
  Balance, beginning of year .................................         115         (278)        (324)
  Net translation adjustment .................................          --          393           46
                                                                 ---------    ---------    ---------
  Balance, end of year .......................................         115          115         (278)
                                                                 ---------    ---------    ---------

Total stockholders' equity ...................................   $ 103,109    $  35,282    $  26,231
                                                                 =========    =========    =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Microcom, Inc.

Consolidated Statements of Cash Flows
(In thousands)



                                                                             Year Ended March 31,

                                                                          1996        1995        1994
                                                                      --------------------------------
Cash flows from operating activities:
  Net income (loss) ...............................................   $ 12,490    $  5,761    $(10,913)
  Adjustments to reconcile net income (loss) to net cash
  used in operating activities:
    Depreciation and amortization .................................      6,544       6,096       6,205
    Changes in assets and liabilities:
      Accounts receivable, net ....................................    (19,628)     (8,496)         73
      Inventories .................................................    (21,143)     (9,853)       (315)
      Prepaid expenses and other current assets ...................       (873)        308         125
      Accounts payable and accrued expenses .......................     13,040      (1,434)      1,136
      Income taxes payable ........................................        (50)        415          --
      Accrued restructuring .......................................         --      (1,246)      1,841
                                                                      --------    --------    --------
                Net cash used in operating activities .............     (9,620)     (8,449)     (1,848)
                                                                      --------    --------    --------

Cash flows from investing activities:
  Proceeds from disposition of product lines ......................         --          --       1,000
  Capitalized software development costs and purchased technology..     (6,407)     (4,922)     (3,352)
  Other assets ....................................................       (123)        379          18
  Acquisition of a business .......................................         --      (1,716)         --
  Purchases of property and equipment .............................     (4,475)     (2,567)     (1,003)
                                                                      --------    --------    --------
                Net cash used in investing activities .............    (11,005)     (8,826)     (3,337)
                                                                      --------    --------    --------

Cash flows from financing activities:
  Proceeds from public offering, net ..............................     50,418          --          --
  (Payments) Borrowings under revolving credit line, net ..........    (12,020)     12,020          --
  Repayment of stock loans ........................................        682          --          --
  Exercise of stock options and employee stock purchase plan ......      5,404       1,434       1,112
  Borrowings (Payments) on capitalized leases .....................      2,809        (312)       (280)
  Banker acceptance on inventory purchases ........................       (195)       (346)        541
                                                                      --------    --------    --------
               Net cash provided by financing activities ..........     47,098      12,796       1,373
                                                                      --------    --------    --------

Effect of exchange rates on cash ..................................         --          --          46
                                                                      --------    --------    --------

Net increase (decrease) in cash and equivalents ...................     26,473      (4,479)     (3,766)
Cash and equivalents at beginning of year .........................        863       5,342       9,108
                                                                      --------    --------    --------
Cash and equivalents at end of year ...............................   $ 27,336    $    863    $  5,342
                                                                      ========    ========    ========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Microcom, Inc.

Notes to Consolidated
Financial Statements


NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Microcom, Inc. (the Company) designs, manufactures, and markets products for the remote access markets. The Company's products are utilized within one industry segment.

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

Marketable Securities

Marketable securities are stated at market at the balance sheet date and are included in other assets. In accordance with Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its marketable securities as available for sale and, therefore, records unrealized gains and losses on marketable securities as a separate component of stockholders' equity. The cost basis of the Company's marketable securities at March 31, 1995 was $1,351,000.

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign operations are translated in accordance SFAS 52 "Foreign Currency Translation" into United States dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments and transaction gains or losses are recognized as other income or expense in the period incurred. Transaction gains or losses have been immaterial for all periods presented.

Foreign Currency Hedging

To date, all of the Company's transactions have been denominated in U.S. dollars, with the exception of an immaterial amount of transactions in the U.K. and Japan. The Company has hedged the currency risk associated with these foreign transactions by entering into forward contracts at the beginning of each quarter. The gains or losses on foreign currency contracts are deferred until the contracts are settled and then recognized as other income or expense.

Research and Development and Software Development Costs

Research and development costs, other than certain software development costs, are charged to expense as incurred. The Company capitalizes certain computer software development costs after establishing technological feasibility and before general release of a software product. Capitalized software development costs are amortized using the straight-line method over the estimated economic lives, generally 18 months. Amortization commences on the date of the initial product shipment.

Revenue Recognition and Warranty Costs

Revenue is recognized upon shipment, provided no significant vendor and postcontract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Postcontract customer support bundled in the sale of initial software license fees is deferred and amortized over the maintenance period. The Company recognizes revenue associated with separately billed maintenance and customer support ratably over the life of the contract. These contracts generally have terms of one yea r or less. Postcontract customer support revenues represented less than 1% of the total revenues for all periods presented. Estimated warranty costs, which are not material to operations, are accrued for at time of shipment.

Net Income (Loss) per Share

Net income per share in fiscal 1996 and fiscal 1995 were based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the fiscal year. Net loss per share in fiscal 1994 did not consider common stock equivalents, as the effect would be antidilutive.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

During March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", which is effective for fiscal years beginning after December 15, 1996. The Company elected early adoption of SFAS No. 121 in the fiscal year ended March 31, 1996. The adoption of this standard did not have a material effect on its financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Company has determined that it will continue to account for stock-based compensation under Accounting Principles Board No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair value based method beginning in the fiscal year ending March 31, 1997 with comparable disclosures for the fiscal year ending March 31, 1996. The Company has not determined the impact of these pro forma adjustments.


NOTE 2 - RESTRUCTURING AND OTHER COSTS

During fiscal 1994, the Company incurred $7,875,000 in restructuring and other charges. Of such amount, $6,500,000 was incurred in the first quarter of the year and related primarily to (i) a 12% workforce reduction, mostly in the areas of sales and marketing, and general and administrative, resulting in a charge of $870,000, (ii) the direct costs affecting the realizability of certain assets associated with the implementation of a new sales, marketing and distribution plan in the amount of $3,275,000 and (iii) the disposition of the Company's Client Server Technologies Group, which developed and marketed the LANlord product line, in the amount of $1,850,000. Restructuring and other costs accrued in the first quarter of fiscal 1994 were realized as follows: $3,400,000, $1,900,000 and $1,200,000 in the second, third and fourth quarters, respectively. The balance of the restructuring charges, $1,375,000 was incurred in the fourth quarter of fiscal 1994 and related primarily to the closing of the Company's manufacturing facility in Puerto Rico, certain executive severance costs, and the direct costs associated with the consolidation of the Company's shipping locations. Restructuring charges accrued in the fourth quarter of fiscal 1994 were realized as follows: $448,000, $581,000, $242,000 and $104,000 in the first, second, third and fourth quarters of fiscal 1995, respectively.


NOTE 3 - ACQUISITIONS

In the fourth quarter of fiscal 1995, the Company acquired Extension Technology Corp. (ETC) in a merger pursuant to which ETC became a wholly owned subsidiary of the Company and the shareholders of ETC received an aggregate of 114,980 shares of the Company's common stock. The purchase price was allocated to the fair value of the assets acquired, including purchased technology of $2,104,000, which is being amortized using the straight-line method over its estimated useful life of five years. This acquisition was accounted for under the purchase method of accounting, and accordingly, the results of operations of ETC are included in the accompanying consolidated financial statements from the date of acquisition. The following pro forma consolidated results of operations for fiscal 1995 and 1994 have been prepared as if the operations of the Company and ETC had been combined since the beginning of fiscal 1994:

       (In thousands, except per share amounts)           Year Ended March 31,

                                                            1995           1994
                                                        -----------------------

       Net sales.....................................   $ 93,169       $ 56,753
       Net income (loss).............................      4,231        (12,935)
       Net income (loss) per share...................        .36          (1.27)

The pro forma combined results do not purport to be indicative of the results that would actually have been obtained had the acquisitions occurred at the beginning of fiscal 1994.

Also, in the fourth quarter of fiscal 1995, the Company acquired the assets of mbp Softwareentwicklungsgesellschaft mbH (mbp) for approximately $1,716,000. Under the terms of the purchase agreement, the Company will pay mbp royalties for a five-year period ending March 31, 2000 based on net sales and income from operations attributable to the assets purchased from mbp. The acquisition has been accounted for as a purchase. The cost of the purchased technology acquired is being amortized using the straight-line method over its estimated useful life of five years. Pro forma information for this acquisition has not been presented because its results of operation prior to the acquisition date were not material.


NOTE 4 - DISPOSITIONS

In the third quarter of fiscal 1994, the Company sold substantially all of the assets relating to its Client Server Technologies Group, which developed, marketed and distributed the LANlord product. The consideration received consisted of approximately $1,380,000 in cash and the assumption by the purchaser of certain liabilities of the Company.


NOTE 5 - LEASES

The Company conducts its operations in leased facilities under operating leases which expire at various dates through fiscal 2002. In addition, the Company leases certain equipment under operating and capital leases which expire at various dates through fiscal 2000. The value of equipment recorded under capital leases was $5,273,000 at March 31, 1996 and $1,710,000 at March 31, 1995. Accumulated amortization was $2,122,000 and $1,433,000 at March 31, 1996 and 1995, respectively. Aggregate rental expense under operating leases was $1,859,000, $1,760,000 and $1,910,000 for the years ended March 31, 1996,
1995, and 1994, respectively.

Future minimum lease payments under capital and operating lease commitments at March 31, 1996 were as follows:

      (In thousands)
      Fiscal Year                                       Capital        Operating
      -----------                                       ------------------------
      1997 ..........................................    $1,329           $1,900
      1998 ..........................................     1,486            1,621
      1999 ..........................................       907            1,379
      2000 ..........................................         8            1,371
      2001 ..........................................        --            1,131
      Thereafter ....................................        --            1,010
                                                         ------           ------
                                                          3,730           $8,412
      Less interest .................................       471           ======
                                                         ------
      Net present value .............................    $3,259
                                                         ======

NOTE 6 - CONSOLIDATED BALANCE SHEET DETAILS
(In thousands)

                                                                                             March 31,

      Details of selected consolidated balance sheet accounts were as follows:           1996            1995
                                                                                     ------------------------
      Inventories:
        Raw materials ............................................................   $  9,601        $  4,557
        Finished goods ...........................................................     27,790          11,691
                                                                                     --------        --------
                                                                                       37,391          16,248
                                                                                     ========        ========
      Property and equipment:
        Computer equipment .......................................................     11,029           9,503
        Machinery and equipment ..................................................      3,090           2,937
        Furniture and fixtures ...................................................      1,659           1,458
        Leasehold improvements ...................................................      2,327           1,830
                                                                                     --------        --------
                                                                                       18,105          15,728
        Accumulated depreciation and amortization ................................    (10,402)        (10,045)
                                                                                     --------        --------
                                                                                        7,703           5,683
                                                                                     ========        ========
      Other assets:
        Computer software development costs ......................................     17,762          12,954
        Cost in excess of value of assets acquired ...............................     11,045           9,334
        Investment in common stock and license agreement..........................         --           1,217
                                                                                     --------        --------
                                                                                       28,807          23,505
        Accumulated amortization .................................................    (15,544)        (11,516)
                                                                                     --------        --------
                                                                                       13,263          11,989
                                                                                     ========        ========
      Accrued expenses:
        Employee compensation and benefits .......................................      1,398             791
        Other ....................................................................      1,510           1,637
                                                                                     --------        --------
                                                                                     $  2,908        $  2,428
                                                                                     ========        ========


NOTE 7 - SUPPLEMENTAL CASH FLOW INFORMATION
(In thousands)

                                                                          March 31,

                                                                   1996      1995       1994
                                                                 ---------------------------
      Items not affecting cash:
        Stock loans issued....................................   $ (949)   $ (330)   $(1,496)
        Common stock issued pursuant to merger agreement......       --     1,351         --
        Reserve for unrealized loss on marketable securities..       --       501       (534)
        Client Server Technologies note receivable............       --        --        500


      Interest paid...........................................      735       673        125


NOTE 8 - COMPUTER SOFTWARE DEVELOPMENT COSTS

The Company capitalized $3,807,000, $4,922,000, and $3,352,000 of certain software development costs in fiscal 1996, 1995, and 1994, respectively. The Company is amortizing the capitalized costs using the straight-line method over the estimated economic lives of the products or a period generally not exceeding 18 months. In fiscal 1996, 1995, and 1994, the Company recorded amortization expense of $2,701,000, $3,332,000, and $2,914,000, respectively.

NOTE 9 - FINANCING ARRANGEMENTS
(In thousands)

                                                                    March 31,

Capital leases were as follows:                                 1996       1995
                                                             ------------------

   Capital leases with interest rates from 6.44% to 11.46%   $ 3,259    $   450
   Less - current portion ................................    (1,073)      (328)
                                                             -------    -------
                                                             $ 2,186    $   122
                                                             =======    =======

The minimum repayment is as follows:
   1997 ..................................................   $ 1,073
   1998 ..................................................     1,306
   1999 ..................................................       872
   2000 ..................................................         8
                                                             -------
                                                             $ 3,259
                                                             =======


NOTE 10 - REVOLVING CREDIT FACILITY

At March 31, 1996, the Company had a bank revolving credit facility which allowed the Company to borrow up to an amount (the Maximum Borrowing Amount) equal to the lesser of (i) $25,000,000 or (ii) an amount based on the Company's eligible accounts receivable. The Maximum Borrowing Amount is reduced by amounts which may be drawn on outstanding letters of credit, bankers' acceptances outstanding, and by a percentage of the Company's exposure under any foreign currency exchange contracts. At March 31, 1996, the Company was contingently liable with respect to $17,238,000 in outstanding letters of credit and its bank credit availability was $7,762,000. Under the terms of the credit facility, which expires November 1996, the Company is required to comply with certain covenants. Interest is at the bank's prime rate and at March 31,1996, there were no borrowings under the credit facility and the Company was in compliance with all covenants.


NOTE 11 - STOCKHOLDERS' EQUITY

Stock Option and Stock Purchase Plan

The Company maintains a stock option and stock purchase plan (the Option Plan) which provides for the grant of incentive stock options, non-qualified stock options and purchase authorizations to key employees, directors and consultants of the Company. At March 31, 1996, there were 5,528,000 shares reserved for issuance under the Option Plan. Substantially, all outstanding options and purchase authorizations are immediately exercisable in full. Shares of common stock made subject to options and purchase authorizations vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors. Shares subject to incentive stock options generally vest over a four-year period. Any shares with respect to which an option or purchase authorization has been exercised that are not vested upon the participant's termination of service are subject to the Company's right of repurchase at the participant's option price for such shares. At March 31, 1996, 663,001 shares of common stock were available under the Option Plan for additional grants of options and purchase authorizations.

A summary of the Option Plan activity for fiscal 1994, 1995, and 1996 are as follows:

      (In thousands, except per share amounts)             Number of      Option Price
                                                            Options         Per Share
                                                           -----------------------------
      Outstanding at March 31, 1993.....................     1,777      $3.00  -  $14.63
            Granted.....................................     1,232       1.75  -    4.88
            Exercised...................................      (547)      1.75  -    5.63
            Forfeited...................................      (629)      2.06  -    8.63
                                                            ------      ----------------
      Outstanding at March 31, 1994.....................     1,833       2.00  -   14.63
            Granted.....................................       352       5.00  -   10.25
            Exercised...................................      (318)      2.00  -    5.63
            Forfeited...................................       (41)      2.88  -   14.63
                                                            ------      ----------------
      OUTSTANDING AT MARCH 31, 1995.....................     1,826       2.00  -   10.25
            GRANTED.....................................       499       9.50  -   25.13
            EXERCISED...................................    (1,013)      2.06  -   23.00
            FORFEITED...................................       (37)      2.06  -   15.06
                                                            ------      ----------------
      OUTSTANDING AT MARCH 31, 1996.....................     1,275      $2.06  -  $25.13
                                                            ======

      OPTIONS VESTED AT MARCH 31, 1996..................       332      $2.06  -  $10.25
                                                            ======


Non-Employee Director Stock Option Plan

The Company maintains a Non-Employee Director Stock Option Plan (the Director
Plan) which provides for the grant of non-qualified stock options to non-employee directors of the Company. Under the Director Plan, any person who served as a non-employee director on March 17, 1995, or who first became non-employee directors after March 17, 1995, is entitled to receive an option to purchase 16,000 shares of the Company's common stock (collectively the Initial Options). In addition, each person serving as a non-employee director on April 15 of each year, commencing in 1996, is entitled to receive an option to purchase 4,000 shares of common stock (the Annual Options). The exercise price of all options granted under the Director Plan is equal to the fair market value of the Company's common stock on the date of grant. All options are immediately exercisable, but unvested shares are subject to repurchase by the Company upon the optionee ceasing to be a director of the Company. The Initial Options vest in three annual installments of 32%, 33%, 35% each, on the first, second and third anniversaries of the date of grant. The Annual Options vest in full on the first anniversary of the date of grant. No option granted under the Director Plan may be exercised after the earlier of: (i) the third anniversary of the date on which an optionee ceases to be a director, or (ii) the tenth anniversary of the date of grant. There are 150,000 shares reserved for issuance under the Director Plan. At March 31, 1996, there were 40,000 shares of common stock available for additional option grants under the Director Plan.

A summary of the Director Plan activity for fiscal, 1994, 1995 and 1996 are as follows:


      (In thousands, except per share amounts)            Number of      Option Price
                                                           Options         Per Share
                                                          ------------------------------
      Outstanding at March 31, 1993.....................     --
            Granted.....................................     30        $ 5.75  -  $ 5.75
            Exercised...................................    (20)         5.75  -    5.75
            Forfeited...................................     --            --         --
                                                            ---        -----------------
      Outstanding at March 31, 1994.....................     10          5.75  -    5.75
            Granted.....................................     80         11.88  -   11.88
            Exercised...................................    (10)         5.75  -    5.75
            Forfeited...................................     --            --  -      --
                                                            ---        -----------------
      OUTSTANDING AT MARCH 31, 1995.....................     80         11.88  -   11.88
            GRANTED.....................................     --            --  -      --
            EXERCISED...................................     --            --  -      --
            FORFEITED...................................     --            --  -      --
                                                            ---        -----------------
      OUTSTANDING AT MARCH 31, 1996.....................     80        $11.88  -  $11.88
                                                            ===

      OPTIONS VESTED AT MARCH 31, 1996..................     27        $11.88  -  $11.88
                                                            ===

Long-Term Performance Plan

The Company maintains a Long-Term Performance Plan (the Performance Plan) which permits the grant of stock options, stock appreciation rights (SARs), stock and cash rewards to officers and key employees of the Company. The maximum number of shares of common stock issuable under the Performance Plan is 700,000. No participant in the Performance Plan may be granted, in any fiscal year, options or SARs with respect to more than 100,000 shares. No option or SAR may be granted under the Performance Plan in which the exercise price is less than the fair market value of the common stock on the date of grant. Stock options granted under the Performance Plan may be in the form of incentive stock options or non-qualified stock options. Incentive stock options may not be exercisable more than ten years after the date of grant. Shares of common stock subject to options vest periodically from the date of grant in accordance with schedules established by the compensation committee of the Board of Directors of the Company. At March 31, 1996, 299,126 shares of common stock were available for additional option grants under the Performance Plan.

A summary of the Performance Plan activity for the fiscal 1995 and 1996 are as follows:

        (In thousands, except per share amounts)              Number of     Option Price
                                                               Options        Per Share
                                                              ----------------------------
        Outstanding at March 31, 1994.....................        --
              Granted.....................................       189      $5.38     $10.00
              Exercised...................................        --         --         --
              Forfeited...................................        --         --         --
                                                                 ---      ----------------
        Outstanding at March 31, 1995.....................       189       5.38  -   10.00
              Granted.....................................       231       9.50  -   15.06
              Exercised...................................       (34)      5.38  -   10.00
              Forfeited...................................       (19)      5.38  -   10.88
                                                                 ---      ----------------
        Outstanding at March 31, 1996.....................       367      $5.38  -  $15.06

        Options vested at March 31, 1996..................        40      $5.38  -  $ 6.63
                                                                 ===

Stock Loans to Related Parties

The Company has made loans to certain officers and directors to enable them to exercise options to purchase common stock. These loans are evidenced by promissory notes and accrue interest at the Adjusted Federal Rate and are due at various dates through 2005.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan (the Purchase Plan) which authorizes the issuance of up to 1,345,000 shares of common stock. Substantially all the employees of the Company are eligible to participate in the Purchase Plan. Participants in the Purchase Plan are entitled to purchase stock during specified offering periods (typically six months) at a price equal to the lower of 85% of the market value of the stock at the beginning or end of the offering period, through the accumulation of payroll deductions or a lump-sum payment. Approximately 157,000, 204,000, and 195,000 shares of common stock for a total of $1,445,000, $894,000, and $747,000, were purchased during fiscal 1996, 1995, and 1994, respectively, under the Purchase Plan.

Post Retirement and Post Employment Benefits

The Company has no obligation for post retirement and post employment benefits.

Employee Benefit Plan

The Company maintains an Employee Deferred Compensation Savings Plan that covers all employees over 18 years of age who have completed at least two months of service with the Company. Contributions by the Company are discretionary and are determined by the Company's Board of Directors. There were no Company contributions in fiscal 1996, 1995, or 1994.

NOTE 12 - NET SALES BY GEOGRAPHIC AREA
($ in thousands)



Net sales by geographic area were as follows:

                                                 Year Ended March 31,

                                         1996             1995             1994
                                     ------------------------------------------

      North America ...............  $ 68,827         $ 66,557         $ 44,106
      International:
        Europe ....................    25,535           18,969            8,932
        Japan .....................    30,332            2,962              184
        All other .................    21,350            4,618            3,242
                                     --------         --------         --------
                                     $146,044         $ 93,106         $ 56,464
                                     ========         ========         ========

      Percent:
      North America ...............        47%              72%              78%
      International:
        Europe ....................        17               20               16
        Japan .....................        21                3               --
        All other .................        15                5                6
                                          ---              ---              ---
                                          100%             100%             100%
                                          ===              ===              ===


NOTE 13 - SIGNIFICANT CUSTOMERS

In fiscal 1996 one customer accounted for approximately 21% of net sales. In fiscal 1995 and 1994 a second customer accounted for approximately 24% and 13%, respectively, of net sales.


NOTE 14 - INCOME TAXES
($ In thousands)

                                                       Year Ended March 31,

The provision for income taxes is as follows:      1996        1995         1994
                                                 -------------------------------
Current:
    Federal ...................................  $  227      $  101        $  --
    State .....................................     759         306           10
    International .............................   1,218         609          151
                                                 ------      ------        -----
                                                 $2,204      $1,016        $ 161
                                                 ======      ======        =====

Deferred income taxes result primarily from timing differences in the recognition of expenses for tax and financial reporting purposes. The sources of these timing differences are as follows:

($ In thousands)                                       Year Ended March 31,

                                                 1996         1995         1994
                                             ----------------------------------
Net operating loss carry forwards .......    $  5,055     $  7,313     $  8,863
Tax credit carry forwards ...............       4,098        3,959        3,959
Computer software development costs .....        (376)          68         (127)
Puerto Rico adjustment ..................          --           --         (337)
Purchased technology ....................          40          326          380
Other ...................................      (2,084)         169          198
Valuation allowance .....................      (6,733)     (11,835)     (12,936)
                                             --------    ---------     --------
                                             $     --    $      --     $     --
                                             ========    =========     ========

A reconciliation of the United States Federal statutory tax rate to the Company's effective tax rate for fiscal 1996 is as follows:

U. S. Federal statutory tax rate .......................................   34.0%
State income taxes, net of Federal benefit .............................    2.0
Net operating loss carry forward .......................................  (21.0)
                                                                          -----
Effective tax rate .....................................................   15.0%
                                                                          =====

The Company does not provide for U.S. income taxes on the undistributed earnings of its foreign subsidiaries as the Company does not have any current intention of repatriating such earnings.

At March 31, 1996, the Company had available $16,817,000 in net operating loss carry forwards, which may be used to offset future taxable income, and $4,169,000 in research and development and other tax credit carry forwards, which may be used to offset future taxes payable. These carry forwards expire through 2009 and are subject to review and possible adjustment by the Internal Revenue Service.

The Company accounts for income taxes under the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes".

The Company has recorded a full valuation allowance against the deferred tax asset related to its net operating loss and tax credit carry forwards due to uncertainty relating to the utilization of such carry forwards.

Selected Quarterly Data
(Unaudited)
(In thousands, except per share amounts)



                                                                         FISCAL
FISCAL 1996:                  FIRST     SECOND      THIRD     FOURTH       YEAR
                           ----------------------------------------------------
NET SALES ..............   $ 28,555   $ 32,809   $ 39,977   $ 44,703   $146,044
GROSS MARGIN ...........     12,753     14,158     16,156     17,943     61,010
INCOME FROM OPERATIONS..      3,072      3,367      3,915      4,414     14,768
NET INCOME .............      2,115      3,088      3,459      3,828     12,490
NET INCOME PER SHARE ...        .17        .19        .21        .23        .80

Fiscal 1995:
Net sales ..............   $ 21,315   $ 22,770   $ 23,134   $ 25,887   $ 93,106
Gross margin ...........      9,588     10,157     10,364     11,675     41,784
Income from operations..      1,457      1,747      2,055      2,258      7,517
Net income .............      1,176      1,385      1,529      1,671      5,761
Net income per share ...        .11        .12        .13        .14        .49


The quarterly price range for the Company's Common Stock traded over-the-counter and quoted on Nasdaq:


                                           FISCAL 1996           Fiscal 1995

                                          HIGH        LOW       High       Low
                                        --------------------------------------

First ...............................   $16.88     $ 9.63     $ 6.50     $4.50
Second ..............................    22.25      15.00       8.25      5.88
Third ...............................    28.00      14.63      12.38      6.63
Fourth ..............................    34.50      18.88      12.63      9.00

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



/s/ James M Dow            /s/ Roland D. Pampel        /s/ Peter J. Minihane

James M. Dow               Roland D. Pampel            Peter J. Minihane
Chairman of the Board      President and               Executive Vice President of Operations
                           Chief Executive officer     Chief Financial Officer and Treasurer



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Microcom, Inc.:

We have audited the accompanying consolidated balance sheets of Microcom, Inc. (a Massachusetts corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microcom, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP

Boston, Massachusetts,
April 12, 1996.